Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA PROPIEDADES COMERCIALES S.A.
Legal address: Moreno 877 – 22°floor
Autonomous City Buenos Aires
Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of IRSA PROPIEDADES COMERCIALES S.A. and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statements of financial position as of September 30, 2016, and the unaudited condensed interim consolidated statement of comprehensive income for the three-month period ended September 30, 2016 and the unaudited condensed interim consolidated statement of changes in shareholders’ equity and the unaudited condensed interim consolidated statement of cash flows for the three-month period ended September 30, 2016 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2016 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards , adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of comprehensive income and consolidated statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with the regulations of the International Accounting Standard No. 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA PROPIEDADES COMERCIALES S.A. that:

a)
the unaudited condensed interim consolidated financial statements of IRSA PROPIEDADES COMERCIALES S.A. are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, except as mentioned before, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

c)
we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)
as of September 30, 2016, the debt of IRSA PROPIEDADES COMERCIALES S.A. owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 7,362,188, which was no callable at that date.

Autonomous City of Buenos Aires, November 9, 2016

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Noemí I. Cohn Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 116 F° 135

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2016 and for the three-month periods ended September 30, 2016 and 2015

Legal Information

Denomination: IRSA PROPIEDADES COMERCIALES S.A.

Fiscal year No.: 127, beginning July 1, 2016.

Legal address: Moreno 877, 22nd floor, City of Buenos Aires, Argentina.

Main business: Real estate investment and development.

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889.

Date of registration of last amendment: July 10, 2015.

Expiration of company charter: August 28, 2087.

Registration number with the Supervisory Board of Companies: 801,047.

Capital stock: 126,014,050 common shares.

Subscribed, issued and paid up (in thousands of Ps.): 126,014.

Direct Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA).

Legal Address: Bolívar 108, 1st floor, City of Buenos Aires, Argentina.

Main business: Real estate investment.

Ownership interest: 119,221,887 common shares.

Voting stock: 94.61%.

Type of shares	CAPITAL STRUCTURE
	Outstanding shares	Shares authorized for public offering	Subscribed, issued and paid-in (in thousands of Ps.)
Registered, common shares with a nominal value of Ps. 1 each, 1 vote per share	126,014,050	126,014,050	126,014

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Statements of Financial Position as of September 30, 2016 and June 30, 2016
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.16	06.30.16
ASSETS
Non-Current Assets
Investment properties	10	3,916,076	3,908,178
Property, plant and equipment	11	115,896	116,111
Trading properties	12	14,155	14,189
Intangible assets	13	157,329	67,139
Investments in associates and joint ventures	8,9	211,703	229,695
Deferred income tax assets	24	58,528	59,781
Income tax and minimum presumed income tax credits		249	249
Trade and other receivables	16	555,154	488,198
Investments in financial assets	17	113,419	312,425
Total Non-Current Assets		5,142,509	5,195,965
Current Assets
Inventories	14	21,014	18,202
Income tax credit		289,129	345,815
Trade and other receivables	16	1,692,379	1,934,134
Investments in financial assets	17	2,189,823	1,772,323
Derivative financial instruments	23	15,056	-
Cash and cash equivalents	18	100,977	33,049
Total Current Assets		4,308,378	4,103,523
TOTAL ASSETS		9,450,887	9,299,488
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Legal reserve		39,078	39,078
Special reserve		15,802	15,802
Changes in non-controlling interest		(19,770)	(19,770)
Retained earnings		895,482	816,600
Total capital and reserves attributable to equity holders of the parent		1,570,213	1,491,331
Non-controlling interest		218,068	180,784
TOTAL SHAREHOLDERS’ EQUITY		1,788,281	1,672,115
LIABILITIES
Non-Current Liabilities
Trade and other payables	19	338,680	326,069
Income tax liabilities		28,115	-
Borrowings	22	5,423,280	5,266,576
Deferred income tax liabilities	24	194,589	186,368
Provisions	21	27,935	26,286
Total Non-Current Liabilities		6,012,599	5,805,299
Current Liabilities
Trade and other payables	19	1,041,733	963,931
Income tax liabilities		88,122	114,624
Payroll and social security liabilities	20	56,449	107,382
Borrowings	22	456,643	626,492
Derivative financial instruments	23	-	2,857
Provisions	21	7,060	6,788
Total Current Liabilities		1,650,007	1,822,074
TOTAL LIABILITIES		7,662,606	7,627,373
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		9,450,887	9,299,488

 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the three-month periods beginning July 1, 2016 and 2015
and ended September 30, 2016 and 2015
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.16	09.30.15
Revenues from sales, rentals and services	26	768,423	590,518
Revenues from expenses and collective promotion fund	26	340,056	251,878
Costs	27	(480,892)	(358,382)
Gross profit		627,587	484,014
Gain from disposal of investment properties	10	-	155,868
General and administrative expenses	28	(64,169)	(53,333)
Selling expenses	28	(59,207)	(35,300)
Other operating results, net	30	(4,020)	(4,803)
Profit from operations		500,191	546,446
Share in profit / (loss) of associates and joint ventures	8,9	16,056	(2,642)
Profit from operations before financing and taxation		516,247	543,804
Finance income	31	71,609	34,421
Finance cost	31	(290,686)	(244,656)
Other financial results	31	(83,495)	(160,938)
Financial results, net		(302,572)	(371,173)
Profit before income tax		213,675	172,631
Income tax expense	24	(116,064)	(61,499)
Profit for the period		97,611	111,132
Total comprehensive income for the period		97,611	111,132

Attributable to:
Equity holders of the parent		78,882	103,002
Non-controlling interest		18,729	8,130

Profit per share attributable to equity holders of the parent for the period:
Basic		0.63	0.82
Diluted		0.63	0.82

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2016 and 2015
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve (1)	Changes in non-controlling interest	Retained earnings	Subtotal	Non- controlling interest	Total Shareholders' equity
Balance as of June 30, 2016	126,014	69,381	444,226	39,078	15,802	(19,770)	816,600	1,491,331	180,784	1,672,115
Comprehensive income for the period	-	-	-	-	-	-	78,882	78,882	18,729	97,611
Incorporation as result of business combination	-	-	-	-	-	-	-	-	18,555	18,555
Balance as of September 30, 2016	126,014	69,381	444,226	39,078	15,802	(19,770)	895,482	1,570,213	218,068	1,788,281

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve (1)	Changes in non-controlling interest	Retained earnings	Subtotal	Non- controlling interest	Total Shareholders' equity
Balance as of June 30, 2015	126,014	69,381	444,226	39,078	15,802	(19,770)	283,582	958,313	184,834	1,143,147
Comprehensive income for the period	-	-	-	-	-	-	103,002	103,002	8,130	111,132
Capital contribution of non-controlling interest………	-	-	-	-	-	-	-	-	(122)	(122)
Dividends distribution to non-controlling interest……	-	-	-	-	-	-	-	-	(4,502)	(4,502)
Balance as of September 30, 2015	126,014	69,381	444,226	39,078	15,802	(19,770)	386,584	1,061,315	188,340	1,249,655

(1) Related to CNV General Resolution N° 609/12. See Note 25.

  The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month periods ended September 30, 2016 and 2015
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.16	09.30.15
Operating activities:
Cash generated from operations	18	627,959	439,771
Income tax paid		(50,445)	(63,327)
Net cash flows generated from operating activities		577,514	376,444

Investing activities:
Irrevocable contributions to joint ventures and associates	8 and 9	(1,000)	(10,500)
Increase in investment properties	10	(63,278)	(46,578)
Acquisition of property, plant and equipment	11	(4,628)	(2,802)
Acquisition of intangible assets	13	(1,415)	-
Advances payments		-	(612)
Loans granted to related parties		(75,750)	-
Loans repayment received from related parties		312,916	-
Proceeds from sale of investment properties		-	316,579
Increase from acquisition / subscription of financial assets		(2,114,831)	(1,089,639)
Decrease from sale / redemption of financial assets		1,748,780	479,192
Collection of financial assets interest		25,315	4,392
Net outflow of cash and cash equivalents by acquisition of subsidiaries		(29,517)	-
Net cash flows used in investing activities		(203,408)	(349,968)

Financing activities:
Issuance of non-convertible notes		-	403,051
Borrowings obtained		3,936	407,363
Repayment of borrowings		(57,889)	(376,146)
Repayment of interests of borrowings from related parties		-	(96,006)
Payments of financial leasing		(488)	(687)
Dividends paid		-	(42,773)
Dividends paid to non-controlling interest		(14,666)	(4,502)
Interest paid		(242,357)	(27,111)
Payments of foreign currency future contracts		(3,890)	(10,613)
Proceeds from derivative financial instruments		8,993	-
Net cash flows (used in) generated from financing activities		(306,361)	252,576

Net increase in cash and cash equivalents		67,745	279,052
Cash and cash equivalents at beginning of period	18	33,049	303,499
Foreign exchange gain on cash and cash equivalents		183	8,791
Cash and cash equivalents at end of period	18	100,977	591,342

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

1.
Group’s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (formerly Alto Palermo S.A., “IRSA Propiedades Comerciales”, “we” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name SAMAP and until 1984 operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. The core asset was the historical building of Mercado de Abasto, which served as seat of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it have been growing through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company named Alto Palermo S.A.

On December 22, 2014, the Company acquired from IRSA, 83,789 square meters of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” plot of land in order to consolidate a vehicle which main corporate purpose is to develop and operate commercial properties in Argentina. Furthermore, the consolidation of different assets of the Company was supplemented by launching the brand “IRSA Propiedades Comerciales” and by the change of corporate name of ALTO PALERMO S.A. (APSA) for IRSA PROPIEDADES COMERCIALES S.A. as continuation entity, such change of corporate name having been approved by the Special General Shareholders’ Meeting held on February 5, 2015.

As of the end of these interim financial statements, the Group held 16 shopping centers, operating 333,155 square meters in 15 of them, 79,048 square meters in 6 premium offices and 1 extensive land reserve for future commercial developments. The Group operates and holds a majority interest in a portfolio of fifteen shopping centers in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe), and is owner of the historic building of the Patio Olmos shopping center, in the province of Córdoba, operated by a third party.

The Company’s stocks are traded in the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America’s NASDAQ (NASDAQ: IRCP).

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
Group’s business and general information (Continued)

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". Our main shareholder is IRSA.

These Unaudited Condensed Interim Consolidated Financial Statements have been approved by the Board of Directors to be issued on November 9, 2016.

2.
Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements

2.1.
Basis of preparation

These Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by Law N° 19,550 and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13. Such information is included in the Notes to these Unaudited Condensed Interim Consolidated Financial Statements, as admitted by the International Financial Reporting Standards (IFRS).

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual consolidated financial statements of the Group as of June 30, 2016 prepared in accordance with IFRS. The Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Argentine Pesos.

The Unaudited Condensed Interim Consolidated Financial Statements corresponding to the three-month periods ended September 30, 2016 and 2015 have not been audited. Management believes they include all necessary adjustments to present, fairly, profit or loss for each period. Profit or loss for the three-month periods ended September 30, 2016 and 2015 do not necessarily reflect proportionally the Group’s profit or loss for the whole fiscal years.

Under IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure on the balance sheet date. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable. In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three year period.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the unaudited condensed interim consolidated financial statements (Continued)

As of September 30, 2016, it is not possible to compute the accumulated inflation rate for the three year period ending on that date based on the official statistics of the INDEC (Argentina Statistics Office), because in October 2015, the INDEC ceased to compute the Wholesale Domestic Price Index, and started to compute it again as from January 2016.

As of the date of these Unaudited Consolidated Financial Statements, the Argentine peso does not meet the conditions to be treated as the currency of a hyperinflationary economy, pursuant to the guidelines set forth by IAS 29. Therefore, these unaudited financial statements have not been restated in constant currency.

However, over the last years, certain macroeconomic variables affecting the Company’s business, have experience significant annual changes. This factor should be taken into consideration in assessing and interpreting the financial condition and results of operations of the Company in these unaudited financial statements.

2.2.
Significant Accounting Policies

The accounting policies applied to the presentation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied to the preparation of the information under IFRS as of June 30, 2016. Most significant accounting policies are described in Note 2 to the annual Consolidated Financial Statements.

2.3.
Use of estimates

The preparation of financial statements at a certain date requires the Group's Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these unaudited financial statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as those applied by the Group to the preparation of the Annual Consolidated Financial Statements for the year ended June 30, 2016.

2.4.
Comparative information

The comparative information as of June 30, 2016 and September 30, 2015 included in these Unaudited Financial Statements arises from the Financial Statements as of such dates.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.
Seasonal effects on operations

The operations of the Group’s shopping centers are subject to seasonal effects, which affect the level of sales recorded by tenants. During summer time (January and February), the tenants of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and during the period of Christmas’ Seasons (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, a higher level of revenues is generally expected in shopping center operations during the second half of the year rather than the first.

4.
Acquisitions and disposals

Three-month period ended September 30, 2016

Bill of sale - Units of Intercontinental Building

On July 29, 2016, IRSA Propiedades Comerciales executed a bill of sale for 1,702 square meters corresponding to two office floors and 16 parking units in the Intercontinental Plaza building to a non-related party. The amount of the transaction was USD 6.0 million, from which the sum of USD 4.4 million were paid, while the remaining balance of USD 1.6 will be paid upon execution of the deed of conveyance and delivery of possession, to be carried out in December 2016, as indicated in the bill of sale.

Acquisition of control over Entertainment Holdings S.A. (EHSA)

In July 2016, the Group through IRSA Propiedades Comerciales acquired from FEG Entretenimientos S.A. a 20% shareholding in EHSA, a company where it already owned 50%. It also acquired a 1.25% interest in Entretenimiento Universal S.A. (“ENUSA”) from Marcelo Fígoli. The acquisition has been priced at Ps. 52.0 million, Ps. 35.4 million of which have been paid on September 30, while the remaining balance of Ps. 16.6 million was paid in early October.

As a result, the Group now holds 70% of the voting stock of EHSA and Mr. Diego Finkelstein holds the remaining 30%.

EHSA holds, both directly and indirectly, 100% of the shares of OGDEN Argentina S.A. (“OASA”) and 95% of the shares of ENUSA.

OASA holds 50% of the voting stock of La Rural S.A. (“LRSA”), a company that holds the right to commercially operate the emblematic “Predio Ferial de Palermo” in the Autonomous City of Buenos Aires, where the Sociedad Rural Argentina (“SRA”) holds the remaining 50%.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.
Acquisitions and disposals (Continued)

As of the date of these Unaudited Condensed Interim Financial Statements, the Company is analyzing the allocation of the price paid for the acquisition of these interests.

5.
Financial Risk Management and fair value estimates

5.1. Financial risk

The group’s diverse activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

These Unaudited Condensed Interim Consolidated Financial Statements do not include all the information and disclosures corresponding to financial risk management, consequently should be read together with the Annual Consolidated Financial Statements as of June 30, 2016. There have been no changes in the risk management or risk management policies applied by the Group since fiscal year end.

5.2. Fair value estimates

Since June 30, 2016 to the date of issuance of these Unaudited Condensed Interim Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's financial assets or liabilities (either measured at fair value or amortized cost).

Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group's financial instruments.

6.
Segment reporting

Segment information has been prepared and classified according to different types of businesses in which the Group conducts its activities. The Group´s Investment and Development Properties business is comprised of the following segments:

●
The “Shopping Centers” Segment includes the operating results of the Group’s shopping centers portfolio. Such results originate mainly from the lease and the providing of services related to the lease of commercial facilities and other spaces in the Group’s shopping centers.

●
The “Offices and others” Segment includes the operating results of the Group’s lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants.

6.
Segment reporting (Continued)

●
The “Sales and Developments” Segment includes the operating results of sales of Undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sales of real property intended for rent.

●
The “Financial operations and others” Segment primarily includes the financial activities carried out by the associate Tarshop S.A. and the consumer residual financing operations.

The CODM evaluates performance of business segments based on segment profit, defined as profit or loss from operations before financing and taxation. The measurement principles for the segment reporting structure are based on the IFRS principles adopted in the consolidated financial statements, except for:

● The operating income from the joint ventures Nuevo Puerto Santa Fe S.A. and Quality Invest S.A. are reported under the proportional consolidation method. Under this method, the income/loss generated by joint ventures is reported in the income statement line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the income statement. Therefore, the proportional consolidation method is used by the CODM to assess and understand the return and the results of operations of these businesses as a whole.

Operating results of La Rural S.A. joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment.

● Operating results does not include the amounts pertaining to building administration expenses and collective promotion funds, and so does it exclude total recovered costs, whether by way of building administration expenses or other concepts included under financial results (for example default interest and other concepts) and not analyzed to assess the operating performance of the segment. The CODM examines the net amount from both concepts (total surplus or deficit between building administration expenses and collective promotion funds and recoverable expenses).

Revenues generated and goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment reporting (Continued)

These costs and income are presented now for reconciliation of all segments and their respective consolidating operating income.

Below is a summarized analysis of the lines of business of the Group for the three-month periods ended September 30, 2016 and 2015:

	Three months ended September 30, 2016
	Urban properties			Investments	Total urban properties and investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and others
Revenues	683,349	91,411	788	197	775,745
Costs	(107,114)	(29,283)	(1,407)	(38)	(137,842)
Gross Profit (Loss)	576,235	62,128	(619)	159	637,903
General and administrative expenses	(48,824)	(6,206)	(9,249)	-	(64,279)
Selling expenses	(42,222)	(14,942)	(2,416)	(322)	(59,902)
Other operating results, net	(8,484)	5,820	(985)	(34)	(3,683)
Profit (Loss) from Operations	476,705	46,800	(13,269)	(197)	510,039
Share of profit of associates and joint ventures	-	11,803	-	2,285	14,088
Segment Profit (Loss) before Financing and Taxation	476,705	58,603	(13,269)	2,088	524,127

	Three months ended September 30, 2015
	Urban properties			Investments	Total urban properties and investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and others
Revenues	532,779	62,116	1,159	28	596,082
Costs	(73,782)	(29,304)	(2,351)	(32)	(105,469)
Gross Profit (Loss)	458,997	32,812	(1,192)	(4)	490,613
Gain from disposal of investment properties	-	-	155,868	-	155,868
General and administrative expenses	(37,398)	(8,715)	(7,360)	-	(53,473)
Selling expenses	(31,813)	(2,744)	(878)	(123)	(35,558)
Other operating results, net	(5,117)	-	-	-	(5,117)
Profit (Loss) from Operations	384,669	21,353	146,438	(127)	552,333
Share of loss of associates and joint ventures	-	(1,394)	-	(1,990)	(3,384)
Segment Profit (Loss) before Financing and Taxation	384,669	19,959	146,438	(2,117)	548,949

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment reporting (Continued)

The following tables present a reconciliation between total operating income/loss as per the segment information and operating income/loss as per the statement of income. The adjustments are tied to the proportional consolidation of the above mentioned joint ventures, and expenses and collective promotion funds.

	Three months ended September 30, 2016
	Total Segment	Expenses and collective promotion funds adjustment	Adjustment to share in profit / (loss) of joint ventures	Adjustment to intersegment eliminations	Total as per Statement of Income
Revenues	775,745	340,056	(7,322)	-	1,108,479
Costs	(137,842)	(346,690)	3,640	-	(480,892)
Gross profit (loss)	637,903	(6,634)	(3,682)	-	627,587
General and administrative expenses	(64,279)	-	110	-	(64,169)
Selling expenses	(59,902)	-	695	-	(59,207)
Other operating results, net	(3,683)	-	(337)	-	(4,020)
Profit (Loss) from operations	510,039	(6,634)	(3,214)	-	500,191
Share of profit of associates and joint ventures	14,088	-	1,968	-	16,056
Segment Profit (Loss) before Financing and Taxation	524,127	(6,634)	(1,246)	-	516,247

	Three months ended September 30, 2015
	Total Segment	Expenses and collective promotion funds adjustment	Adjustment to share in profit / (loss) of joint ventures	Adjustment to intersegment eliminations	Total as per Statement of Income
Revenues	596,082	251,878	(5,564)	-	842,396
Costs	(105,469)	(255,812)	2,899	-	(358,382)
Gross profit (loss)	490,613	(3,934)	(2,665)	-	484,014
Gain from disposal of investment properties	155,868	-	-	-	155,868
General and administrative expenses	(53,473)	-	113	27	(53,333)
Selling expenses	(35,558)	-	258	-	(35,300)
Other operating results, net	(5,117)	-	341	(27)	(4,803)
Profit (Loss) from operations	552,333	(3,934)	(1,953)	-	546,446
Share of (loss) profit of associates and joint ventures	(3,384)	-	742	-	(2,642)
Segment Profit (Loss) before Financing and Taxation	548,949	(3,934)	(1,211)	-	543,804

Group´s shopping centers, offices and other rental properties, and trading properties, are located in Argentina.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment reporting (Continued)

Below is a detail of the Group's assets as per Segment Information for the periods ended September 30, 2016 and 2015:

	Period ended September 30, 2016
	Urban properties			Investments	Total Urban Properties and Investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and others
Investment properties	1,650,737	2,146,139	209,224	-	4,006,100
Property, plant and equipment	49,888	66,580	-	-	116,468
Trading properties	-	-	14,155	-	14,155
Goodwill	1,323	3,911	-	-	5,234
Right to receive future units under barter agreements	-	-	38,281	-	38,281
Inventories	21,442	-	-	-	21,442
Investments in associates and joint ventures	-	7,680	-	77,772	85,452
Operating assets	1,723,390	2,224,310	261,660	77,772	4,287,132

	Period ended September 30, 2015
	Urban properties			Investments	Total Urban Properties and Investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and others
Investment properties	1,718,549	2,182,164	194,782	-	4,095,495
Property, plant and equipment	48,570	60,436	-	-	109,006
Trading properties	-	-	10,321	-	10,321
Goodwill	1,323	3,911	-	-	5,234
Right to receive future units under barter agreements	-	-	38,281	-	38,281
Inventories	15,537	-	-	-	15,537
Investments in associates	-	19,351	-	44,443	63,794
Operating assets	1,783,979	2,265,862	243,384	44,443	4,337,668

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment reporting (Continued)

The following tables present a reconciliation between the total operating segment assets as per the segment information and the total consolidated assets as per the statement of financial position.

	September 30, 2016	September 30, 2015
Total operating segment assets as per segment information	4,287,132	4,337,668
Less:
Proportionate share in reportable operating segment assets of certain joint ventures (**)	(111,308)	(115,475)
Plus:
Investments in joint ventures (*)	126,251	125,982
All other non-reportable assets	5,148,812	2,631,004
Total Consolidated Assets as per the Statement of financial position	9,450,887	6,979,179

(*) Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes.
(**) Below is a detail of the proportionate share in assets by segment of joint ventures included in the information reported by segment:

	September 30, 2016	September 30, 2015
Investment properties	105,074	109,302
Goodwill	5,234	5,234
Property, plant and equipment	572	573
Inventories	428	366
Total proportionate share in assets per segment of joint ventures	111,308	115,475

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

7.
Information about principal subsidiaries

The Group conducts its business through several operating and holding subsidiaries.

Below is the summarized financial information on subsidiaries with material non-controlling interests:

Summarized statements of financial position

	PAMSA
	September 30, 2016	June 30, 2016
ASSETS
Total non-current assets	480,617	452,256
Total current assets	479,372	484,841
TOTAL ASSETS	959,989	937,097
LIABILITIES
Total non-current liabilities	74,807	32,003
Total current liabilities	127,666	194,677
TOTAL LIABILITIES	202,473	226,680
NET ASSETS	757,516	710,417

Summarized statement of comprehensive income

	PAMSA
	September 30, 2016	September 30, 2015
Revenues	129,900	97,128
Profit before income tax	72,905	54,389
Income tax expense	(25,806)	(19,449)
Profit for the period	47,099	34,940
Total Comprehensive Income for the period	47,099	34,940
Profit attributable to non-controlling interest	9,420	6,988

Summarized statements of cash flows

	PAMSA
	September 30, 2016	September 30, 2015
Net cash generated from operating activities	51,633	56,445
Net cash used in investing activities	(37,988)	(18,513)
Net cash used in financing activities	(12,350)	(42,864)
Net increase (decrease) in cash and cash equivalents	1,295	(4,932)
Cash and cash equivalents at beginning of period	414	10,553
Foreign exchange gain on cash and cash equivalents	3	74
Cash and cash equivalents at period end	1,712	5,695

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

7.
Information about principal subsidiaries (Continued)

The information above is the amount before inter-company eliminations.

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in subsidiaries with material non-controlling interests is as follows:

	PAMSA
	September 30, 2016	June 30, 2016
Net assets at the beginning of the period / year	710,417	674,188
Profit for the period / year	47,099	279,681
Dividends distribution	-	(243,452)
Net assets at period / year-end	757,516	710,417
Net assets at the participating interest	80%	80%
Interests in subsidiaries	606,013	568,334
Financial costs capitalized	89,695	90,598
Book value at period / year-end	695,708	658,932

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

8.
Interests in joint ventures

As of September 30 and June 30, 2016, the Groups' joint ventures were Quality Invest S.A. and NPSF. As of June 30, 2016 were included EHSA, Entretenimiento Universal S.A. ("ENUSA") and as of September 30, 2016, is included La Rural S.A. The shares in these joint ventures are unlisted.

The table below lists the Company's investments and the value of interest in joint ventures for the three-month period ended September 30, 2016 and for the year ended June 30, 2016.

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.16	Value recorded as of 06.30.16	Market value as of 09.30.16	Issuer’s information						Ownership interest
						Main activity	Registered office	Latest financial statements issued
								Date	Common stock (nominal value)	Income / (loss) for the period	Shareholder's equity
Quality Invest S.A.	Common shares 1 vote	76,814,342	65,307	65,968	Not publicly	Real estate	Argentina	09.30.16	153,629	(1,320)	136,615	50%
	Contributions		3,000	2,000	traded
	Goodwill		3,911	3,911
	Fair value adjustment on acquisition of joint venture		18,789	18,842
Nuevo Puerto Santa Fe S.A.	Common shares 1 vote	(1) 138,750	30,335	27,608	Not publicly	Real estate	Argentina	09.30.16	27,750	5,454	60,670	50%
	Goodwill		1,323	1,323	traded
	Fair value adjustment on acquisition of joint venture		3,586	3,631
Entertainment Holdings S.A. (2)	Common shares 1 vote	-	-	30,083	Not publicly	Investment	Argentina	-	-	-	-	-
	Contributions		-	821	traded
	Fair value adjustment on acquisition of joint venture		-	-
	Goodwill		-	-
La Rural S.A. (3)	Common shares 1 vote	714,498	7,680	-	Not publicly traded	Event organization and other	Argentina	09.30.16	1,430	23,605	15,359	50%
	Non-voting preferred shares	1,000
Entretenimiento Universal S.A. (2)	Common shares 1 vote	-	-	21	Not publicly traded	Event organization and other	Argentina	-	-	-	-	-
Total interest in joint ventures as of 09.30.16			133,931	-
Total interest in joint ventures as of 06.30.16			-	154,208

(1)
Nominal value per share Ps. 100.
(2)
See Note 4.
(3)
Incorporated as a result of business combination.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

8.
Interests in joint ventures (Continued)

Changes in the Group’s investments in joint ventures for the three-month periods ended September 30, 2016 and for the year ended June 30, 2016 were as follows:

	September 30, 2016	June 30, 2016
Beginning of the period / year	154,208	145,984
Capital contributions	1,000	2,000
Decrease for the taking over	(30,925)	-
Incorporation as a result of business combination	(4,123)	-
Dividends distributed	-	(3,592)
Goodwill written off	-	(4,297)
Share of profit, net	13,771	14,113
End of the period / year	133,931	154,208

Restriction, commitments and other matters in respect of joint ventures

According to the laws of Argentina N° 19,550, where the Group operates, 5% of the profit for the year shall be allocated to a legal reserve until 20% of capital stock is reached. This legal reserve is not available for dividend distribution and can only be reversed to absorb losses. The Group’s joint ventures have not reached the legal limit of this reserve.

Quality Invest S.A.

In March 2011, Quality subscribed an agreement of purchase for the property of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. (hereinafter “Nobleza”) located in San Martin, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses. On April 2011, Quality requested the National Antitrust Commission to issue an advisory opinion on the obligation to notify the operation or not. Later, the Court of Appeals confirmed the CNDC’s decision regarding the obligation to serve notice and consequently, therefore, on February 23, 2012 Form F1 was filed. On March 8, 2016 the CNDC resolves to authorize the economic concentration transaction involving the acquisition of the industrial plant by Quality Invest S.A.

As authorized by the relevant Ordinance, on January 20, 2015 Quality Invest S.A. entered into an Urbanization Agreement with the Municipality of San Martín which governs several regulatory aspects and sets forth a binding assignment of meters in exchange for cash contributions subject to the formalization of certain administrative milestones included in the rezoning process. The Agreement contemplates a monetary compensation to the City Council totaling Ps. 40.0 million, payable in two installments of Ps. 20.0 million each. The first of such installments was actually paid on June 30, 2015.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

8.
Interests in joint ventures (Continued)

On January 5, 2016 the Official Bulletin of the Province of Buenos Aires published the Order of Provincial Ratification (of the Municipal Ordinance), whereby the urban parameters originally requested entered into full force, thus concluding the legislative enactment process.

Even though validation is a condition precedent to the Agreement’s effectiveness, the obligation to pay the second installment will not become in force until the first drawing is registered with the Dirección de Geodesia (Geodesy Office) of the province of Buenos Aires. Quality is assessing several alternatives in order to file the plan with the final project.

La Rural S.A.

In connection with the Fairground, as publicly known, in December 2012 the National Executive Branch issued Executive Order 2552/12 that annulled an executive order dated 1991 which had approved the sale of the Fairground to the Sociedad Rural Argentina (SRA); the effect of this new order was to revoke the sale transaction. Subsequent, on March 21, 2012, the National Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Federal Government within 30 subsequent days. Then, the SRA issued a press release publicly disclosing the initiation of legal actions. Furthermore, as it has become publicly known, on August 21, 2013, the Supreme Court of Justice rejected the appeal filed by the National State against the interim measure timely requested by the SRA.

Neither has IRSA Propiedades Comerciales been served notice formally nor is it a party involved in the legal actions brought by the SRA.

Given the potential dimension of the dispute, as it has been known to the public, we estimate that if Executive Order 2552/12 was found to be unconstitutional, such order shall have no legal effects either in EHSA or in the acquisition by IRSA Propiedades Comerciales of an equity interest in EHSA. However, should the opposite happen, that is, a court order declaring the nullity of Executive Order 2699/91, could have a real impact on acquired assets. In this scenario, the judicial decision may render the purchase of the Plot of Land by SRA null and void , and all acts executed by SRA in relation to the Plot of Land, including the right of use currently held by the entity where EHSA has an indirect equity interest, through vehicle entities, would also become null and void.

On June 1, 2015, a ruling was issued in case 4573/2012 SOCIEDAD RURAL ARGENTINA vs. NATIONAL STATE – EXECUTIVE POWER ON DECLARATORY ACTION, whereby the injunction staying the effects of Executive Order 2552/12 was lifted.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

8.
Interests in joint ventures (Continued)

On June 2, 2015 the SRA filed a writ of appeals against the ruling indicated above and on that same date the appeal was admitted with staying effects. While a decision on the appeal filed with the Court is pending, the motion to lift the injunction filed by the National State will have no effect.

On September 17, 2015, the Court of Appeals, second chamber, decided to reject the lifting of the injunction. Against this resolution the National Government filed an Extraordinary Appeal. In November 2015, the Court of Appeals dismissed the extraordinary appeal filed by the National Government.

On March 11, 2016 La Rural S.A. was summoned as third party in the case referred to above, and filed an answer to such summons on April 6, 2016.

There are no contingent liabilities relating to the Group´s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves, other those previously the mentioned above.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

9. Interests in associates

The table below lists the Company's investments and the value of interests in associates for the three-month period ended September 30, 2016 and for the year ended June 30, 2016.

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.16	Value recorded as of 06.30.16	Market value as of 09.30.16	Issuer’s information						Ownership interest
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Income for the period	Shareholder's equity
Tarshop S.A.	Common shares 1 vote	48,759,288	6,772	4,487	Not publicly traded	Consumer financing	Argentina	09.30.16	243,796	(1) 11,429	388,861	20%
	Contributions		71,000	71,000		Consumer financing
Total interest in associates as of 09.30.16			77,772	-
Total interest in associates as of 06.30.16			-	75,487

(1)
It corresponds to the result of the three-month period beginning on July 1, 2016 and ended September 30, 2016.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

9.
Interests in associates (Continued)

Changes in the Group’s investment in associates for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 were as follows:

	September 30, 2016	June 30, 2016
Beginning of the period / year	75,487	35,934
Capital contribution	-	71,000
Share of profit / (loss), net	2,285	(31,447)
End of the period / year	77,772	75,487

Restrictions, commitments and other matters in respect of associates

According to Argentine law N° 19,550, where the Group operates, 5% of the profit for the year shall be allocated to a legal reserve until 20% of capital stock is reached. This legal reserve is not available for dividend distribution and can only be reversed to absorb losses. The Group’s investments have not reached the legal limit of this reserve.

Changes to the regulatory framework, economic context and its consequences in Tarshop S.A.

The BCRA modified certain aspects of the regulatory framework of the business activity carried out by Tarshop S.A. Based on such changes, our associate is now undergoing a realignment of their operations. In this context, the BHSA and IRSA CP, approved a gradual capitalization plan to be carried out by shareholders pro rata their holdings, the first amounted to Ps. 110 million, and was capitalized on December 15, 2014 and for the second, Ps. 355.0 million have already been disbursed.

There are no contingent liabilities in relation to the Group’s interests in associate.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

10.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 were as follows:

	Shopping centers	Office and Other rental properties	Undeveloped parcels of land	Properties under development	Total
At July 1, 2015
Costs	2,974,949	2,453,667	194,782	-	5,623,398
Accumulated depreciation	(1,371,715)	(95,658)	-	-	(1,467,373)
Net book amount	1,603,234	2,358,009	194,782	-	4,156,025
Year ended June 30, 2016
Opening net book amount	1,603,234	2,358,009	194,782	-	4,156,025
Additions	147,467	12,974	55	7,170	167,666
Transfers to property, plant and equipment	-	(15,224)	-	-	(15,224)
Transfers to trading properties	(3,868)	-	-	-	(3,868)
Transfers	(187)	187	-	-	-
Disposals (ii)	(2,762)	(181,266)	(464)	-	(184,492)
Depreciation charge	(118,436)	(93,493)	-	-	(211,929)
Closing net book amount	1,625,448	2,081,187	194,373	7,170	3,908,178
At June 30, 2016
Costs	3,115,599	2,270,338	194,373	7,170	5,587,480
Accumulated depreciation	(1,490,151)	(189,151)	-	-	(1,679,302)
Net book amount	1,625,448	2,081,187	194,373	7,170	3,908,178
Period ended September 30, 2016
Opening net book amount	1,625,448	2,081,187	194,373	7,170	3,908,178
Additions	31,536	1,699	-	30,043	63,278
Transfers to property, plant and equipment	(261)	-	-	-	(261)
Depreciation charge (i)	(31,434)	(23,685)	-	-	(55,119)
Net book amount at period-end	1,625,289	2,059,201	194,373	37,213	3,916,076
At September 30, 2016
Costs	3,146,874	2,272,037	194,373	37,213	5,650,497
Accumulated depreciation	(1,521,585)	(212,836)	-	-	(1,734,421)
Net book amount	1,625,289	2,059,201	194,373	37,213	3,916,076

(i)
As of September 30, 2016, depreciation charges were included in “Costs” in the Unaudited Statements of Comprehensive Income (Note 28).
(ii)
As of June 30, 2016, includes disposals due to the sale of functional units of Intercontinental Building.

The following amounts have been recognized in the statement of comprehensive income:

	September 30, 2016	September 30, 2015
Rental and service income	767,697	589,331
Expenses and collective promotion fund	340,056	251,878
Costs of property operations	(479,070)	(355,999)
Gain from disposal of investment properties	-	155,868

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

10.
Investment properties (Continued)

No borrowing costs were capitalized during the three-month periods ended September 30, 2016 and 2015.

Arcos del Gourmet

Injunction:

On December 2013, the Judicial Branch confirmed an injunction that suspended the opening of the shopping center on the grounds that it had not obtained certain governmental permits in the context of two legal proceedings, where a final decision favorable to the Company has currently been rendered.

The plaintiff filed a petition for the continuation of the preliminary injunction by means of an extraordinary appeal of unconstitutionality which was denied by the lower and appellate courts; consequently, it filed an appeal with the Supreme Court of Justice of the Autonomous City of Buenos Aires, which so far, has not rendered a decision.

Nowadays, the Shopping Center Distrito Arcos is open to the public and operating normally.

Concession status:

The National State issued Executive Order 1723/2012, whereby several plots of land located in prior rail yards of Palermo, Liniers and Caballito rail stations ceased to be used for rail purposes, in order to be used for development of integral urbanization projects.

In this respect and as part of several measures related to other licensed persons and/or concessionaires, we have notified, in the file of proceedings, of the corresponding Resolution 170/2014 revoking of the Contract for Readjustment of the Concession of Rights of use and Development number AF000261 issued by the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish).

It should further be pointed out that such measure:

(i)
has not been adopted due to noncompliance of our subsidiary;
(ii)
has not involved the interruption of the commercial development or operation of the shopping center, which continues to operate under normal conditions to date;

Notwithstanding the foregoing, Arcos del Gourmet S.A. has filed the relevant administrative appeals and has also filed a legal action requesting that the revocation of such concession be overruled and has concurrently brought an action for determination of lease rental payments as a result of which it is making judicial deposits of the monthly rental payments.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

10.
Investment properties (Continued)

Furthermore, it has started a so-called “juicio de consignación”, that is an action where the plaintiff deposits with the court sums of money that the defendant refuses to accept. Under this legal action, the company has deposited in due time and form all rental payments under the Contract for Reformulation of the Concession of Rights of Use and Development, which the Company considers to have been unduly revoked.

The following is a summary of the Group´s investment properties by type as of September 30, 2016 and June 30, 2016:

	Net book amount
Name	September 30, 2016	June 30, 2016
Shopping centers portfolio:
Abasto	103,685	104,660
Alto Palermo Shopping	76,524	75,752
Alto Avellaneda	50,914	51,955
Alcorta Shopping	40,921	38,133
Alto Noa	18,284	15,696
Buenos Aires Design	3,301	4,237
Patio Bullrich	60,294	61,011
Alto Rosario	79,108	77,459
Mendoza Plaza	51,909	52,832
Dot Baires Shopping	386,372	391,066
Córdoba Shopping	39,321	40,352
Distrito Arcos	275,120	279,107
Alto Comahue	311,259	314,359
Patio Olmos	24,443	24,989
Soleil Premium Outlet	90,618	80,386
Ocampo parking space	13,216	13,454
Shopping centers portfolio	1,625,289	1,625,448
Office and other rental properties portfolio:
Abasto offices	9,039	9,246
Alto Palermo Shopping Annex	28,368	28,981
Dot building	114,892	115,792
Anchorena 545 (Chanta IV)	1,759	1,777
Anchorena 665	9,658	9,702
Zelaya 3102	1,442	1,442
Suipacha 664	108,749	111,736
Bouchard 710	490,793	494,861
Intercontinental Plaza	118,590	122,416
República building	664,379	670,723
Bank Boston tower	509,188	512,073
Paseo del Sol	2,344	2,438
Office and other rental properties portfolio	2,059,201	2,081,187
Undeveloped parcels of land:
Building annexed to DOT	25,336	25,336
Luján plot of land	41,563	41,563
Caballito – Ferro	36,890	36,890
Intercontinental plot of land Tower B	90,584	90,584
Undeveloped parcels of land	194,373	194,373
Properties under development:
PH Office Park	37,213	7,170
Total properties under development	37,213	7,170
Total	3,916,076	3,908,178

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

11.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
At July 1, 2015
Costs	75,001	18,596	112,974	3,154	56	209,781
Accumulated depreciation	(13,425)	(9,454)	(76,740)	(768)	-	(100,387)
Net book amount	61,576	9,142	36,234	2,386	56	109,394
Year ended June 30, 2016
Opening net book amount	61,576	9,142	36,234	2,386	56	109,394
Additions	-	3,987	11,612	-	-	15,599
Transfers from investment properties	15,224	-	-	-	-	15,224
Depreciation charge	(9,286)	(1,564)	(12,683)	(573)	-	(24,106)
Closing net book amount	67,514	11,565	35,163	1,813	56	116,111
At June 30, 2016
Costs	90,225	22,583	124,586	3,154	56	240,604
Accumulated depreciation	(22,711)	(11,018)	(89,423)	(1,341)	-	(124,493)
Net book amount	67,514	11,565	35,163	1,813	56	116,111
Period ended September 30, 2016
Opening net book amount	67,514	11,565	35,163	1,813	56	116,111
Additions	-	2,142	2,486	-	-	4,628
Transfers from investment properties	-	77	184	-	-	261
Depreciation charge (i)	(1,064)	(555)	(3,342)	(143)	-	(5,104)
Closing net book amount	66,450	13,229	34,491	1,670	56	115,896
At September 30, 2016
Costs	90,225	24,802	127,256	3,154	56	245,493
Accumulated depreciation	(23,775)	(11,573)	(92,765)	(1,484)	-	(129,597)
Net book amount	66,450	13,229	34,491	1,670	56	115,896

(i)
As of September 30, 2016, depreciation charges were included in “Costs” in the amount of Ps. 3,512, to “General and administrative expenses” in the amount of Ps. 1,496 and to “Selling expenses“ in the amount of Ps. 96 of the Unaudited Statement of Comprehensive Income (Note 28).

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

12.
Trading properties

Changes in trading properties for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 were as follows:

	Completed properties	Undeveloped sites	Total
At July 1, 2015	1,787	9,934	11,721
Transfers from investment properties	-	3,868	3,868
Disposals / Sales	(1,400)	-	(1,400)
At June 30, 2016	387	13,802	14,189
Disposals / Sales (Note 28)	(34)	-	(34)
At September 30, 2016	353	13,802	14,155

Breakdown of current and non-current Company’s trading properties is as follow:

	September 30, 2016	June 30, 2016
Non-current	14,155	14,189
	14,155	14,189

The following is a summary of the Group's trading properties by type as of September 30, 2016 and June 30, 2016:

	Net book amount
Description	September 30, 2016	June 30, 2016	Date of acquisition
Undeveloped sites:
Air space Coto	6,024	6,024	sep-97
Córdoba Plot of land	3,107	3,107	may-15
Córdoba Plot of land (Shopping)	3,868	3,868	-
Residential project Neuquén	803	803	may-06
Total undeveloped sites	13,802	13,802

Completed properties:
Condominios I	-	21	apr-11
Condominios II	353	366	nov-13
Total completed properties	353	387
Total	14,155	14,189

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

13.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 were as follows:

	Goodwill	Software	Rights of use (ii)	Right to receive units ("Barters") (iii)	Others	Total
At July 1, 2015
Costs	-	15,246	20,873	38,281	11,861	86,261
Accumulated amortization	-	(14,773)	(471)	-	(2,002)	(17,246)
Net book amount	-	473	20,402	38,281	9,859	69,015
Year ended June 30, 2016
Opening net book amount	-	473	20,402	38,281	9,859	69,015
Additions	-	1,583	-	-	-	1,583
Amortization charge	-	(325)	(943)	-	(2,191)	(3,459)
Closing net book amount	-	1,731	19,459	38,281	7,668	67,139
At June 30, 2016
Costs	-	16,829	20,873	38,281	11,861	87,844
Accumulated amortization	-	(15,098)	(1,414)	-	(4,193)	(20,705)
Net book amount	-	1,731	19,459	38,281	7,668	67,139
Period ended September 30, 2016
Opening net book amount	-	1,731	19,459	38,281	7,668	67,139
Additions	-	1,415	-	-	-	1,415
Incorporation as a result of business combination	89,980	-	-	-	-	89,980
Amortization charge (i)	(237)	(185)	(233)	-	(550)	(1,205)
Closing net book amount	89,743	2,961	19,226	38,281	7,118	157,329
At September 30, 2016
Costs	89,980	18,244	20,873	38,281	11,861	179,239
Accumulated amortization	(237)	(15,283)	(1,647)	-	(4,743)	(21,910)
Net book amount	89,743	2,961	19,226	38,281	7,118	157,329

(i)
As of September 30, 2016 and June 30, 2016, amortization charges were included in “Costs” in the Statements of Comprehensive Income (Note 28). There are no impairment charges for any of the reported periods / years.
(ii)
Corresponds to Distrito Arcos. Depreciation began in January, 2015, upon delivery of the shopping mall.
(iii)
Corresponds to in-kind receivables representing the right to receive residential apartments in the future under barter agreements.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

14.
Inventories

Group’s inventories as of September 30, 2016 and June 30, 2016 were as follows:

	September 30, 2016	June 30, 2016
Current
Materials and others items of inventories	21,014	18,202
Total inventories	21,014	18,202

15.
Financial instruments by category

Determination of fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can refer to at the date of valuation. A market is deemed active if transactions of assets or liabilities take place with sufficient frequency and sufficient quantity. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds, derivatives, bonds and non-convertible notes for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. The financial instruments the Group has allocated to this level comprise derivative financial instruments.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which any market player would consider in their pricing. The Group uses the best available information for this, including internal company data. As of September 30, 2016, the Group has determined that are Level 3 financial instruments, with a fair value of zero at period-end.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

15.
Financial instruments by category (Continued)

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level 3 instruments. The team directly reports to the Chief Financial Officer (CFO). The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports. According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer. Since June 30, 2016, there have been no transfers between the several tiers used in estimating the different levels of fair value of the Group’s financial instruments.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2016 and June 30, 2016 and their allocation to the fair value hierarchy:

	September 30, 2016
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity public companies’ securities	113,419	-	-	113,419
- Mutual funds	660,988	-	-	660,988
- ETF funds	60,600	-	-	60,600
- Government bonds	1,122,783	-	-	1,122,783
- Bonds issued by Banco Macro	3,156	-	-	3,156
- Non-convertible notes related parties	342,296	-	-	342,296
- Foreign-currency future contracts	-	15,056	-	15,056
Cash and cash equivalents:
- Mutual funds	3,105	-	-	3,105
Total Assets	2,306,347	15,056	-	2,321,403

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

15.
Financial instruments by category (Continued)

	June 30, 2016
	Level 1	Level 2	Level 3	Total
Assets
Investments in financial assets:
- Investment in equity public companies’ securities	140,106	-	-	140,106
- Investment in equity private companies’ securities	-	-	172,319	172,319
- Mutual funds	372,925	-	-	372,925
- ETF funds	98,882	-	-	98,882
- Government bonds	968,859	-	-	968,859
- Bonds issued by Banco Macro	2,988	-	-	2,988
- Non-convertible notes related parties	328,669	-	-	328,669
Cash and cash equivalents:
- Mutual funds	3,207	-	-	3,207
Total Assets	1,915,636	-	172,319	2,087,955

Liabilities
Derivative financial instruments:
Foreign-currency future contracts	-	2,857	-	2,857
Total Liabilities	-	2,857	-	2,857

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign-currency contracts	Present value method	Theoretical price	Money market curve; Interest curve. Foreign exchange curve.

Arcos del Gourmet S.A. purchase option	Discounted cash flow	-	Projected revenues and discount rate

Avenida Inc.	Market values	-	Assets and liabilities at their market value.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

16.
Trade and other receivables

The following table shows the amounts of Trade and other receivables as of September 30, 2016 and June 30, 2016:

	September 30, 2016	June 30, 2016
Non-current
Leases and services receivables	3,978	4,900
Averaging of scheduled rent escalation	81,795	73,895
Property sales receivables	-	10
Less: allowance for doubtful accounts	(2,208)	(2,208)
Total non-current trade receivables	83,565	76,597
Prepayments	11,368	12,088
Receivables from joint venture agreement	61,082	-
VAT receivables	22,454	22,778
Others	82	132
Total non-current other receivables	94,986	34,998
Related parties (Note 33)	376,603	376,603
Total non-current trade and other receivables	555,154	488,198
Current
Leases and services receivables	299,047	302,294
Averaging of scheduled rent escalation	117,390	107,655
Post-dated checks	324,214	358,253
Property sales receivables	723	645
Consumer financing receivables	15,619	15,380
Debtors under legal proceedings	78,215	63,427
Less: Allowance for doubtful accounts	(106,981)	(91,159)
Total current trade receivables	728,227	756,495
Prepayments	82,144	80,107
Expenses to be recovered	3,505	2,347
VAT receivables	3,609	2,851
Loans	8,405	9,276
Other tax receivables	7,866	21,628
Advance payments	61,232	60,888
Others	2,398	1,715
Less: Allowance for doubtful accounts	(165)	(165)
Total current other receivables	168,994	178,647
Related parties (Note 33)	795,158	998,992
Total current trade and other receivables	1,692,379	1,934,134
Total trade and other receivables	2,247,533	2,422,332

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

16.
Trade and other receivables (Continued)

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:

	September 30, 2016	June 30, 2016
Beginning of the period / year	93,532	84,668
Additions (Note 28) (1)	21,778	35,391
Unused amounts reversed (Note 28)	(6,020)	(23,396)
Used during the year	(357)	(3,131)
Incorporation as result of business combination	421	-
End of the period / year	109,354	93,532

(1) The waiver charge amounts to Ps. 10 as of June 30, 2016.

The allowance for doubtful accounts’ additions and unused amounts reversed have been included in “Selling expenses” in the unaudited statement of comprehensive income (Note 28). Amounts charged to the allowance account are generally written off, when no recovery is expected.

17.
Investments in financial assets

The following table shows the amounts of investments in financial assets as of September 30, 2016 and June 30, 2016:

	September 30, 2016	June 30, 2016
Non-current
Financial assets at fair value through profit or loss:
- Investment in equity private and public companies’ securities	113,419	312,425
Total non-current	113,419	312,425
Current
Financial assets at fair value through profit or loss:
Mutual funds	660,988	372,925
ETF funds	60,600	98,882
Non-convertible notes related parties (Note 33)	342,296	328,669
Bonds issued by Banco Macro	3,156	2,988
Government bonds	1,122,783	968,859
Total current	2,189,823	1,772,323
Total investments in financial assets	2,303,242	2,084,748

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

18.
Cash and cash equivalents information

The following table shows the amounts of cash and cash equivalents as of September 30, 2016 and June 30, 2016:

	September 30, 2016	June 30, 2016
Cash at bank and on hand	97,872	29,842
Mutual funds	3,105	3,207
Total cash and cash equivalents	100,977	33,049

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2016 and 2015:

	Note	September 30, 2016	September 30, 2015
Net income for the period		97,611	111,132
Adjustments:
Income tax expense	24	116,064	61,499
Amortization and depreciation	28	61,428	61,328
(Gain) / Loss from disposal of trading properties		(495)	241
Gain from disposal of investment properties	10	-	(155,868)
Directors’ fees	28	27,613	31,421
Averaging of scheduled contract escalation	26	(17,635)	(5,391)
Long-term incentive program reserve	32	2,827	4,542
(Gain) / Loss from derivative financial instruments	31	(23,017)	11,549
Fair value loss of financial assets at fair value through profit or loss	31	106,512	149,389
Financial results, net		222,240	221,323
Doubtful accounts, net	28	15,758	4,119
Provisions, net	30	1,790	1,507
Share of loss / (profit) of associates and joint ventures	8,9	(16,056)	2,642
Unrealized foreign exchange gain on cash and cash equivalents		(183)	(8,791)
Changes in operating assets and liabilities:
(Increase) Decrease in inventories	14	(2,812)	176
Decrease in trading properties	12	529	1,159
Decrease (Increase) in trade and other receivables	16	26,819	(44,725)
Increase in trade and other payables	19	62,128	46,962
Decrease in payroll and social security liabilities	20	(50,933)	(54,015)
Uses in provisions	21	(2,229)	(428)
Net cash generated from operating activities before income tax paid		627,959	439,771

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

18.
Cash flow and cash equivalent information (Continued)

	September 30, 2016	September 30, 2015
Non-cash transactions
Purchase financing of property, plant and equipment	-	1,026
Increase in related party borrowings through the sale of government securities	-	140,000
Increase in investment properties through a decrease in property, plant and equipment	262	-
Decrease in trade and other receivables through a decrease in borrowings	30,123	-
Decrease in financial assets through a decrease in trade and other payables	18,370	-

Balances incorporated as result of business combination

	September 30, 2016	September 30, 2015
Investments in joint ventures	4,123	-
Income tax credit	(717)	-
Trade and other receivables	(83,279)	-
Borrowings	54,746	-
Deferred income tax	1,237	-
Income tax and minimum presumed income tax liabilities	1,631	-
Trade and other payables	14,257	-
Provisions	2,360	-
Net amount of non-cash assets acquired	(5,642)	-
Cash acquired	(6,902)	-
Interest held before business combination	30,925	-
Goodwill not yet allocated	(89,980)	-
Non-controlling interest	18,555	-
Net amount of assets acquired	(53,044)	-
Financed amount	16,625	-
Cash acquired	6,902	-
Net outflow of cash and cash equivalents as result of acquisition of subsidiaries	(29,517)	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

19.
Trade and other payables

The following table shows the amounts of trade and other payables as of September 30, 2016 and June 30, 2016:

	September 30, 2016	June 30, 2016
Non-current
Rent and service payments received in advance	104,069	89,021
Admission rights	197,770	199,688
Tenant deposits	6,613	5,688
Total non-current trade payables	308,452	294,397
Tax payment plans	15,341	18,077
Other income to be accrued	6,801	6,925
Others	6,538	6,438
Total non-current other payables	28,680	31,440
Related parties (Note 33)	1,548	232
Total non-current trade and other payables	338,680	326,069
Current
Trade and other payables	113,281	77,367
Accrued invoices	113,743	110,390
Customer advances	85,687	15,528
Rent and service payments received in advance	229,355	216,958
Admission rights	193,005	187,446
Tenant deposits	21,708	24,085
Total current trade payables	756,779	631,774
VAT payables	43,464	46,306
Withholdings payable	31,455	50,224
Other tax payables	6,708	8,870
Other income to be accrued	495	495
Tax payment plans	3,481	34,871
Dividends	31,172	64,209
Debt incurred to the purchase of shares	16,625	-
Others	6,349	6,968
Total current other payables	139,749	211,943
Related parties (Note 33)	145,205	120,214
Total current trade and other payables	1,041,733	963,931
Total trade and other payables	1,380,413	1,290,000

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

20.
Payroll and social security liabilities

The following table shows the amounts of payroll and social security liabilities as of September 30, 2016 and June 30, 2016:

	September 30, 2016	June 30, 2016
Current
Provision for vacations, bonuses and other	42,689	89,804
Social security payable	13,748	17,144
Others	12	434
Total payroll and social security liabilities	56,449	107,382

21.
Provisions

The following table shows the changes in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Total
As of July 1, 2015	33,022	33,022
Increases	13,549	13,549
Recovery	(10,147)	(10,147)
Used during the year	(3,350)	(3,350)
As of June 30, 2016	33,074	33,074
Increases (Note 30)	4,568	4,568
Recovery (Note 30)	(2,778)	(2,778)
Incorporation as result of business combination	2,360	2,360
Used during the period	(2,229)	(2,229)
As of September 30, 2016	34,995	34,995

Breakdown of current and non-current provisions is as follows:

	September 30, 2016	June 30, 2016
Non-current	27,935	26,286
Current	7,060	6,788
	34,995	33,074

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

22.
Borrowings

The following table shows the Company's borrowings as of September 30, 2016 and June 30, 2016:

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal value	September 30, 2016	June 30, 2016
Non-current
NCN Series II due 2023 (vii)	Unsecured	USD	Fixed	8.750%	360,000	5,362,697	5,261,871
Finance leases	Secured	USD	Fixed	(iv)	226	2,113	2,381
Banco Citibank N.A. loan	Unsecured	Ps.	Fixed	(iii)	6,452	1,193	2,324
ONABE debt	Secured	Ps.	Floating	Libor	44,387	57,277	-
Non-current borrowings						5,423,280	5,266,576
Current
NCN Series I due 2017 (vi)	Unsecured	Ps.	Fixed/ Floating	26.5% Badlar + 400 BP	407,260	409,595	409,091
NCN Series II due 2023 (vii)	Unsecured	USD	Fixed	8.750%	360,000	9,377	127,652
Banco Provincia de Buenos Aires loans	Unsecured	Ps.	Fixed	(i)	-	-	36,074
Banco Citibank N.A. loans	Unsecured	Ps.	Fixed	(iii)	6,452	5,196	5,837
Bank overdrafts	Unsecured	Ps.	Floating	(ii)	-	24,141	39,792
Finance leases	Secured	USD	Fixed	(iv)	226	1,564	1,661
Related parties (Note 33)	Unsecured	Ps. / USD	Fixed/ Floating	(v)	5,511	6,770	6,385
Total current borrowings						456,643	626,492
Total borrowings						5,879,923	5,893,068

(i)
On September 30, 2015, the Company subscribed a loan with Banco Provincia de Buenos Aires in the amount of Ps. 145 million. Principal is payable in twelve monthly consecutive installments and interest is accrued at a 23% rate. Last installment was settled in September 2016.
(ii)
Granted by different financial institutions. They accrue interest at rates ranging from 15% to 26.5% per year, and shall be repaid within a maximum term of three months from each year-end.
(iii)
On December 23, 2013, the Company took out a loan with Banco Citibank N.A. in the amount of Ps. 5.9 million, which accrues interest at a 15.25% rate. Principal is payable in nine quarterly consecutive installments starting in December 2014. In addition, on December 30, 2014, the Company took out a new loan with Banco Citibank N.A. in the amount of Ps. 10 million, which accrues interest at a 26.50% rate. Principal is payable in nine quarterly consecutive installments starting in December 2015.
(iv)
They accrue interest at rates ranging from 3.2% to 14.3% per year.
(v)
It includes credit line with Nuevo Puerto de Santa Fe, which accrue interest at Badlar rate.
(vi)
On September 18, 2015, IRSA Propiedades Comerciales S.A. issued non-convertible notes Class I in the amount of Ps. 407.3 million, which pay a combined rate and have a maturity of 18 months. During the first three months, interest will be accrued at a fixed rate of 26.5% and, from the fourth month until maturity, the Badlar rate plus 4 basis points will be applied. Interest will be paid on a quarterly basis and principal will be repaid in a lump sum at maturity.
(vii)
On March 23, 2016, IRSA Propiedades Comerciales S.A., issued non-convertible notes Series II due in March 23, 2023. Interest will be paid on a half-yearly basis and principal will be repaid at maturity.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

23.
Derivative financial instruments

The following table shows the derivative financial instruments as of September 30, 2016 and June 30, 2016:

	September 30, 2016	June 30, 2016
Assets
Current
Foreign-currency future contracts	15,056	-
Total current derivative financial instruments	15,056	-

Liabilities
Current
Foreign-currency future contracts	-	2,857
Total current derivative financial instruments	-	2,857

24.
Current and deferred income tax

The details of the Group’s income tax expense as of September 30, 2016 and 2015 are as follows:

	September 30, 2016	September 30, 2015
Current income tax	107,827	62,112
Deferred income tax	8,237	(613)
Income tax expense	116,064	61,499

The statutory tax rates in the countries where the Group operates for all of the periods presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	0%

Changes in the deferred tax account are as follows:

	September 30, 2016 Asset / (Liability)	June 30, 2016 Asset / (Liability)
Beginning of the period / year	(126,587)	(55,471)
Income tax	(8,237)	(71,116)
Incorporation as result of business combination	(1,237)	-
Period / year-end	(136,061)	(126,587)

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

24.
Current and deferred income tax (Continued)

The Group did not recognize deferred income tax assets in the amount of Ps. 1,100 and Ps. 16 as of September 30, 2016 and June 30, 2016, respectively. Under IAS 12, Management has determined that, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, such deferred tax assets are not recognized.

The Group did not recognize deferred income tax liabilities of Ps. 170.8 million as of June 30, 2016, related to the potential dividends distribution of its investments in foreign subsidiaries, Torodur S.A.. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Profit Before Income Tax for the three-month periods ended September 30, 2016 and 2015:

	September 30, 2016	September 30, 2015
Profit for the period calculated at the prevailing tax rate (i)	122,226	58,753
Tax effects of:
Share in (loss) / profit of associates and joint ventures	(5,620)	925
Others	(542)	1,821
Income tax expense	116,064	61,499

(i)
It does not include Uruguayan-source income for Ps. (135,827) and Ps. 4,764 as of September 30, 2016 and 2015, respectively.

25.
Shareholders’ Equity

Share capital

On October 18, 2016, the Buenos Aires Stock Exchange has decided to authorize listing of 126,014,050 registered ordinary shares (entitled to 1 vote each) with a par value of Ps. 1 each, due to its change in nominal value. The CNV has admitted the shares indicated above for listing in the Stock Exchange.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

25.
Shareholders’ Equity (Continued)

Special Reserve

Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise, to absorb potential negative balances in Retained Earnings.

Dividends paid in the period

The dividends paid during the three-month period ended September 30, 2016, pertaining to previous distributions were Ps. 33,036.

26.
Revenues

For the three-month periods ended September 30, 2016 and 2015:

	September 30, 2016	September 30, 2015

Base rental	459,030	338,736
Contingent rent	147,183	137,895
Admission rights	61,798	45,015
Parking fees	46,058	36,904
Averaging of scheduled rental escalation	17,635	5,391
Letting fees	22,012	15,406
Property management fees	11,763	8,053
Other	2,218	1,931
Total revenues from rentals and services	767,697	589,331
Sale of trading properties	529	1,159
Total revenues from sale of properties	529	1,159
Other revenues	197	28
Other revenues	197	28
Total revenues from sales, rental and services	768,423	590,518
Expenses and collective promotion fund	340,056	251,878
Total revenues from expenses and collective promotion funds	340,056	251,878
Total revenues	1,108,479	842,396

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

27.
Costs

For the three-month periods ended September 30, 2016 and 2015:

	September 30, 2016	September 30, 2015
Service expenses and other operating costs	479,070	355,999
Total cost of property operations	479,070	355,999
Cost of sale of trading properties	1,784	2,351
Total cost of sale of trading properties	1,784	2,351
Other costs from consumer financing	38	32
Total other costs from consumer financing	38	32
Total Group costs (Note 28)	480,892	358,382

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

28.
Expenses by nature

For the three-month period ended September 30, 2016:

	Costs
	Service expenses and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 29)	143,608	-	-	20,996	2,458	167,062
Maintenance, security, cleaning, repairs and others	151,203	1,054	-	2,956	128	155,341
Advertising and other selling expenses	70,957	-	-	-	10,438	81,395
Taxes, rates and contributions	37,114	246	-	336	28,239	65,935
Amortization and depreciation	59,834	2	-	1,496	96	61,428
Directors’ fees	-	-	-	27,613	-	27,613
Allowance for doubtful accounts and other receivables (additions and unused amounts reversed)	-	-	-	-	15,758	15,758
Fees and payments for services	3,820	20	38	7,200	759	11,837
Leases and expenses	7,929	428	-	1,236	156	9,749
Traveling, transportation and stationery	3,751	-	-	832	218	4,801
Other expenses	854	-	-	1,504	43	2,401
Commercial compensation	-	-	-	-	914	914
Cost of sale of properties	-	34	-	-	-	34
Total expenses by nature	479,070	1,784	38	64,169	59,207	604,268

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

28.
Expenses by nature (Continued)

For the three-month period ended September 30, 2015:

	Costs
	Service expenses and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 29)	108,715	-	-	9,962	3,838	122,515
Maintenance, security, cleaning, repairs and others	96,489	728	-	1,807	88	99,112
Advertising and other selling expenses	53,636	-	-	-	3,394	57,030
Taxes, rates and contributions	29,242	125	-	564	22,701	52,632
Amortization and depreciation	60,289	18	-	975	46	61,328
Directors’ fees	-	-	-	31,421	-	31,421
Allowance for doubtful accounts and other receivables (additions and unused amounts reversed)	-	-	-	-	4,119	4,119
Fees and payments for services	624	40	32	4,202	866	5,764
Leases and expenses	4,062	40	-	635	4	4,741
Traveling, transportation and stationery	2,800	-	-	472	210	3,482
Other expenses	142	-	-	3,295	-	3,437
Commercial compensation	-	-	-	-	34	34
Cost of sale of properties	-	1,400	-	-	-	1,400
Total expenses by nature	355,999	2,351	32	53,333	35,300	447,015

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

29.
Employee costs

For the three-month periods ended September 30, 2016 and 2015:

	September 30, 2016	September 30, 2015
Salaries, bonuses and social security costs	151,919	106,751
Shared-based compensation (Note 32)	2,827	4,542
Other personnel related expenses	12,316	11,222
Employee costs	167,062	122,515

30.
Other operating results, net

For the three-month periods ended September 30, 2016 and 2015:

	September 30, 2016	September 30, 2015
Donations	(5,452)	(2,253)
Lawsuits (Note 21)	(1,790)	(1,507)
Management fees	920	577
Others	2,302	(1,620)
Total other operating results, net	(4,020)	(4,803)

31.
Financial results, net

For the three-month periods ended September 30, 2016 and 2015:

	September 30, 2016	September 30, 2015
Finance income:
- Interest income	49,653	17,736
- Foreign exchange	21,956	16,685
Finance income	71,609	34,421
Finance costs:
- Interest expense	(168,408)	(105,697)
- Foreign exchange	(108,208)	(122,917)
- Other finance costs	(14,070)	(16,042)
Finance costs	(290,686)	(244,656)
Other financial results:
- Loss on financial instruments at fair value through profit or loss	(106,512)	(149,389)
- Gain / (Loss) from derivative financial instruments	23,017	(11,549)
Other financial results	(83,495)	(160,938)
Total financial results, net	(302,572)	(371,173)

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

32.
Equity incentive plan

For the three-month periods ended September 30, 2016 and 2015, the Group incurred a charge of Ps. 2,827 and Ps. 4,542, respectively, related to the awards granted under the incentive plan. During the three-month period ended September 30, 2016, our parent company IRSA and its parent company Cresud S.A.C.I.F. y A. did not granted shares to our employees. As of September 30, 2016 and 2015 the amount accrued as a result of this equity incentive plan amounts to Ps. 67.2 and Ps. 58.9 million, respectively, based on the market value of the shares to be granted pertaining to the Group’s contributions, proportionately to the period already elapsed for the vesting of shares in the equity incentive plan and adjusted for the probability that any beneficiary should leave the Group before the term and/or the conditions required to qualify for the benefits of the plan are met at period-end.

33.
Related Party transactions

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2016.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

33.
Related Party transactions (Continued)

The following is a summary of the balances with related parties as of September 30, 2016:

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings current
Direct parent Company
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	Reimbursement of expenses	-	-	11,401	-	(19)	-
	Corporate services	-	-	27,460	-	-	-
	Leases’ collections	-	-	37	-	-	-
	Equity incentive plan	-	-	19,996	-	(13,465)	-
	Advertising space	-	-	413	-	-	-
	Advance	-	376,603	-	-	-	-
Total direct parent company		-	376,603	59,307	-	(13,484)	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(15,452)	-
	Equity incentive plan	-	-	1,208	-	-	-
	Corporate services	-	-	-	-	(57,910)	-
	Leases and/or rights of spaces’ use	-	-	1,791	-	-	-
	Non-Convertible Notes	342,296	-	-	-	-	-
Total direct parent company of IRSA		342,296	-	2,999	-	(73,362)	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	-	1,765
	Leases and/or rights of spaces’ use	-	-	-	(162)	(1,638)	-
	Commissions per stands	-	-	85	-	-	-
Total associates of IRSA Propiedades Comerciales		-	-	1,850	(162)	(1,638)	-

Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	435	-	-	-
	Management fees	-	-	1,301	-	-	-
	Leases’ collections	-	-	-	-	(26)	-
	Leases and/or rights of spaces’ use	-	-	-	-	(410)	-
	Borrowings	-	-	-	-	-	(6,770)
Quality Invest S.A.	Reimbursement of expenses	-	-	4	-	-	-
	Management fees	-	-	290	-	-	-
	Borrowings	-	-	1,912	-	-	-
La Rural S.A.	Leases and/or rights of spaces’ use	-	-	79	-	-	-
	Other receivables	-	-	23,997	-	-	-
	Borrowings	-	-	5,119	-	-	-
	Fees	-	-	-	-	(1,030)	-
	Reimbursement of expenses	-	-	-	-	(305)	-
Total joint ventures of IRSA Propiedades Comerciales		-	-	33,137	-	(1,771)	(6,770)

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

33.
Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings current
Subsidiaries of IRSA
Llao Resorts S.A.	Hotel services	-	-	1	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	30	-	-	-
	Hotel services	-	-	-	-	(3)	-
IRSA International LLC	Reimbursement of expenses	-	-	191	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	99	-	-	-
Tyrus S.A.	Dividends	-	-	-	-	(272)	-
Real Estate Investment Group V LP (i)	Borrowings	-	-	691,886	-	-	-
Total subsidiaries of IRSA		-	-	692,207	-	(275)	-

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	126	-	-	-
Sociedad Anónima Carnes Pampeanas S.A.	Reimbursement of expenses	-	-	456	-	-	-
(formerly EAASA)	Other liabilities	-	-	-	-	(3,712)	-
Total subsidiaries of Cresud		-	-	582	-	(3,712)	-

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	788	-	-	-
	Leases and/or rights of spaces’ use	-	-	31	(16)	-	-
	Commissions per stands	-	-	99	-	-	-
Banco de Crédito y Securitización	Reimbursement of expenses	-	-	106	-	-	-
BHN Vida S.A.	Leases and/or rights of spaces’ use	-	-	139	-	-	-
BHN Sociedad de Inversion S.A.	Leases and/or rights of spaces’ use	-	-	256	-	-	-
BHN Seguros Generales S.A.	Leases and/or rights of spaces’ use	-	-	42	-	-	-
Total associates of IRSA		-	-	1,461	(16)	-	-

Joint ventures of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	-	-	(2)	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	5	-	-	-
Total joint ventures of IRSA		-	-	5	-	(2)	-
(i) It corresponds to a credit line amounting to USD 120 million, which accrues interest at a 9% rate and becomes due in June 2017.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

33.
Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings current
Other related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	233	-	-	-
Avenida Compras S.A.	Advertising space	-	-	1,010	-	-	-
	Leases and/or rights of spaces’ use	-	-	50	-	-	-
Avenida Inc.	Advertising space	-	-	536	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(644)	-
Austral Gold S.A.	Reimbursement of expenses	-	-	201	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	183	-	-	-
	Leases and/or rights of spaces’ use	-	-	1,352	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	45	-	-	-
Hamonet S.A.	Leases and/or rights of spaces’ use	-	-	-	-	(1)	-
Isaac Elsztain e Hijos S.C.A.	Leases and/or rights of spaces’ use	-	-	-	-	(2)	-
Total other related parties		-	-	3,610	-	(647)	-

Directors
Directors	Fees	-	-	-	(1,358)	(50,299)	-
	Reimbursement of expenses	-	-	-	-	(15)	-
	Tenant deposits	-	-	-	(12)	-	-
Total Directors		-	-	-	(1,370)	(50,314)	-
Total		342,296	376,603	795,158	(1,548)	(145,205)	(6,770)

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

33.
Related Party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2016:

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings current
Direct parent company
IRSA Inversiones y Representaciones Sociedad	Reimbursement of expenses	-	-	8,560	-	(394)	-
Anónima (IRSA)	Corporate services	-	-	20,400	-	-	-
	Leases’ collections	-	-	366	-	-	-
	Advertising space	-	-	-	-	(141)	-
	Advance	-	376,603	-	-	-	-
	Other receivables	-	-	2,243	-	-	-
	Equity incentive plan	-	-	21,791	-	(12,934)	-
	Leases and/or rights of spaces’ use	-	-	1,236	-	-	-
	Borrowings	-	-	65,806	-	-	-
Total direct parent company		-	376,603	120,402	-	(13,469)	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(25,310)	-
	Equity incentive plan	-	-	1,709	-	-	-
	Corporate services	-	-	-	-	(43,780)	-
	Leases and/or rights of spaces’ use	-	-	873	-	-	-
	Non-Convertible Notes	328,669	-	-	-	-	-
Total direct parent company of IRSA		328,669	-	2,582	-	(69,090)	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	-	1,206	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	(209)	(861)	-
Total associates of IRSA Propiedades Comerciales		-	-	1,206	(209)	(861)	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

33.
Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings current
Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	2,055	-	-	-
	Leases’ collections	-	-	2	-	-	-
	Advertising space	-	-	201	-	-	-
	Leases and/or rights of spaces’ use	-	-		-	(308)	-
	Management fees	-	-	4,075	-	-	-
	Borrowings	-	-	-	-	-	(6,385)
Quality Invest S.A.	Reimbursement of expenses	-	-	1	-	-	-
	Management fees	-	-	223	-	-	-
Entretenimiento Universal S.A. (i)	Reimbursement of expenses	-	-	116	-	-	-
	Borrowings	-	-	96	-	-	-
Entertainment Holding S.A. (i)	Reimbursement of expenses	-	-	150	-	-	-
	Borrowings	-	-	87	-	-	-
Total joint ventures of IRSA Propiedades Comerciales		-	-	7,006	-	(308)	(6,385)

Subsidiaries of IRSA
Llao Resorts S.A.	Hotel services	-	-	1	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	30	-	-	-
	Hotel services	-	-	-	-	(30)	-
IRSA International LLC	Reimbursement of expenses	-	-	187	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	89	-	-	-
Tyrus S.A.	Dividends	-	-	-	-	(272)	-
Real Estate Investment Group V LP	Borrowings	-	-	860,576	-	-	-
Total subsidiaries of IRSA		-	-	860,883	-	(302)	-

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	171	-	-	-
Sociedad Anónima Carnes Pampeanas S.A.	Other liabilities	-	-	-	-	(1,089)	-
	Reimbursement of expenses	-	-	135	-	-	-
	Other receivables	-	-	52	-	-	-
	Transfer of tax credits	-	-	-	-	(6,370)
FyO Trading S.A.	Reimbursement of expenses	-	-	20	-	-	-
Total subsidiaries of Cresud		-	-	378	-	(7,459)	-

(i)
See Note 4.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

33.
Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings current
Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	176	-	-	-
	Leases and/or rights of spaces’ use	-	-	23	(11)	(17)	-
	Advances	-	-	-	-	(2)	-
	Commissions per stands	-	-	63	-	-	-
Banco de Crédito y Securitización	Reimbursement of expenses	-	-	929	-	-	-
Total associates of IRSA		-	-	1,191	(11)	(19)	-

Joint ventures of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	-	-	(3)	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-
Total joint ventures of IRSA		-	-	2	-	(3)	-

Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	-	813	-		-
	Other payables	-	-	-	-	(677)	-
	Borrowings	-	-	6	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	222	-	-	-
La Rural S.A.	Leases and/or rights of spaces’ use	-	-	222	-	-	-
Avenida Compras S.A.	Advertising space	-	-	792	-	-	-
	Leases and/or rights of spaces’ use	-	-	73	-	-	-
Avenida Inc.	Advertising space	-	-	538	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	124	-	-	-
	Borrowings	-	-	901	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(311)	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	231	-	-	-
	Leases and/or rights of spaces’ use	-	-	1,346	-	-	-
Austral Gold	Reimbursement of expenses	-	-	20	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	54	-	-	-
Total other related parties		-	-	5,342	-	(988)	-

Directors
Directors	Fees	-	-	-	-	(27,700)	-
	Reimbursement of expenses	-	-	-	-	(15)	-
	Tenant deposits	-	-	-	(12)	-	-
Total Directors		-	-	-	(12)	(27,715)	-
Total		328,669	376,603	998,992	(232)	(120,214)	(6,385)

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

33.
Related Party transactions (Continued)

The following is a summary of the results and transactions with related parties for the three-month period ended September 30, 2016:

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations	Letting fees and others
Direct parent Company
IRSA Inversiones y Representaciones Sociedad Anónima	6,905	-	2,752	547	-	48
Total direct parent company	6,905	-	2,752	547	-	48

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(32,879)	-	11,277	76	-	-
Total direct parent company of IRSA	(32,879)	-	11,277	76	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	-	-	-	3,683	-	-
Total associates of IRSA Propiedades Comerciales	-	-	-	3,683	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(1,321)	-	-	-	-
Fundación IRSA	-	-	-	-	(500)	-
Hamonet S.A.	-	-	-	(25)	-	-
Isaac Elsztain e hijos S.A.	-	-	-	(193)	-	-
Total other related parties	-	(1,321)	-	(218)	(500)	-

Directors and Senior Management
Directors	-	(27,613)	-	-	-	-
Senior Management	-	(1,517)	-	-	-	-
Total Directors and Senior Management	-	(29,130)	-	-	-	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

33.
Related Party transactions (Continued)

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations	Letting fees and others
Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	54	62	-	-	-
La Rural S.A.	-	-	-	5,221	-	-
Nuevo Puerto Santa Fe S.A.	-	866	(384)	(830)	-	-
Total joint ventures of IRSA Propiedades Comerciales	-	920	(322)	4,391	-	-

Associates of IRSA
Banco Hipotecario S.A.	-	-	-	976	-	-
Banco Crédito y Securitización	-	-	-	2,074	-	-
Total associates of IRSA	-	-	-	3,050	-	-

Subsidiary of IRSA
Real Estate Investment Group V LP	-	-	32,435	-	-	-
Total subsidiary of IRSA	-	-	32,435	-	-	-
Total	(25,974)	(29,531)	46,142	11,529	(500)	48

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

33.
Related Party transactions (Continued)

The following is a summary of the results and transactions with related parties for the three-month period ended September 30, 2015:

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations	Letting fees and others
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	5,093	-	(130,229)	791	-	15
Total direct parent company	5,093	-	(130,229)	791	-	15

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(18,497)	-	5,575	373	-	-
Total direct parent company of IRSA	(18,497)	-	5,575	373	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	-	-	-	2,502	-	-
Total associates of IRSA Propiedades Comerciales	-	-	-	2,502	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(1,003)	-	-	-	-
Fundación IRSA	-	-	-	-	96	-
Ogden Argentina S.A.	-	-	37	-	-	-
Hamonet S.A.	-	-	-	(46)	-	-
Isaac Elsztain e hijos S.A.	-	-	-	(88)	-	-
Total other related parties	-	(1,003)	37	(134)	96	-

Directors and Senior Management
Directors	-	(31,421)	-	-	-	-
Senior Management	-	(1,249)	-	-	-	-
Total Directors and Senior Management	-	(32,670)	-	-	-	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

33.
Related Party transactions (Continued)

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations	Letting fees and others
Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	54	-	-	-	-
Nuevo Puerto Santa Fe S.A.	-	523	(404)	(142)	-	-
Entretenimiento Universal S.A. (i)	-	-	3	-	-	-
Entertainment Holding S.A. (i)	-	-	3	-	-	-
Total joint ventures of IRSA Propiedades Comerciales	-	577	(398)	(142)	-	-

Associates of IRSA
Banco Hipotecario S.A.	-	-	-	583	-	-
Banco Crédito y Securitización	-	-	-	1,259	-	-
Total associates of IRSA	-	-	-	1,842	-	-

Subsidiary of Cresud
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	-	-	-	94
Total subsidiary of Cresud	-	-	-	-	-	94
Total	(13,404)	(33,096)	(125,015)	5,232	96	109
(i)
See Note 4.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

34.
CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 - Investment properties
Note 11 - Property, plant and equipment
Exhibit B - Intangible assets	Note 13 - Intangible assets
Exhibit C - Equity investments	Note 8 - Interest in joint ventures Note 9 - Interest in associates
Exhibit D - Other investments	Note 15 - Financial instruments by category
Note 17 - Investments in financial assets
Note 18 - Cash and cash equivalents
Note 23- Derivative financial instruments
Exhibit E – Provisions	Note 16 - Trade and other receivables
Note 21 - Provisions
Exhibit F – Cost of sales and services provided	Note 12 - Trading properties
Note 27 - Costs
Exhibit G - Foreign currency assets and liabilities	Note 35 - Foreign currency assets and liabilities

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

35.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (*)	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 09.30.16	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.16
Assets
Trade and other receivables
Uruguayan Pesos	22	0.536	12	33	0.489	16
US Dollar	2,093	15.210	31,836	2,624	14.940	39,199
Receivables with related parties
US Dollar	45,948	15.310	703,459	61,836	15.040	930,017
Total Trade and other receivables			735,307			969,232
Investments in financial assets
US Dollar	80,927	15.210	1,230,897	60,033	14.940	896,897
Investments with related parties
US Dollar	22,358	15.310	342,296	21,853	15.040	328,669
Total investments in financial assets			1,573,193			1,225,566
Cash and cash equivalents
Uruguayan Pesos	13	0.536	7	2	0.489	1
US Dollar	609	15.210	9,259	864	14.940	12,905
Pounds	2	19.718	30	2	19.763	30
Euros	13	17.063	228	13	16.492	222
Total Cash and cash equivalents			9,524			13,158
Total Assets as of 09.30.16			2,318,024			-
Total Assets as of 06.30.16			-			2,207,956
Liabilities
Trade and other payables
Uruguayan Pesos	9	0.536	5	35	0.491	17
US Dollar	10,404	15.310	159,290	3,887	15.040	58,456
Payables from related parties
US Dollar	-	-	-	20	15.040	294
Total Trade and other payables			159,295			58,767
Borrowings
US Dollar	356,559	15.310	5,458,912	364,321	15.040	5,479,395
Total Borrowings			5,458,912			5,479,395
Provisions
US Dollar	5	15.310	77	10	15.040	150
Total Provisions			77			150
Total Liabilities as of 09.30.16			5,618,284			-
Total Liabilities as of 06.30.16			-			5,538,312

(*)
The Company uses some complementary financial instruments with the purpose of reducing its expose to exchange rate movements.
(1)
Considering foreign currencies those that differ from each one of the Group´s companies´ functional currency at each period / year-end.
(2)
Exchange rate as of September 30, 2016 and June 30, 2016 according to Banco Nación Argentina.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

36.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and retention of corporate books, accounting books and commercial documentation. Accordingly, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Home location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, C.A.B.A.
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, C.A.B.A.
Iron Mountain Argentina S.A.	Saraza 6135, C.A.B.A.
Iron Mountain Argentina S.A.	Azara 1245, C.A.B.A. (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au Ezeiza-Cañuelas KM 45
Iron Mountain Argentina S.A.	Cañada de Gómez 3825, C.A.B.A.

(i)
On February 5, 2014, there was a widely known fire in Iron Mountain Argentina’s warehouse. To the date of issuance of these Unaudited Financial Statements, the Company has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the warehouse that was on fire does not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

37.
Subsequent events

The Shareholders’ Meeting of IRSA Propiedades Comerciales S.A., held on October 31, 2016, approved the distribution of a cash dividend in the amount of Ps. 460,000, and the authority to effect payment of such dividends was delegated to the Board of Directors. On November 3, 2016, the Board made the dividend available to the shareholders as from November 17, 2016.

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA PROPIEDADES COMERCIALES S.A.
Legal address: Moreno 877 – 22° floor
Autonomous City Buenos Aires
Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of September 30, 2016, and the unaudited condensed interim separate statements of comprehensive income for the three-month period ended September 30, 2016 and the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the three-month period ended September 30,2016 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2016 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and, for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the introductory paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of comprehensive income and separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA PROPIEDADES COMERCIALES S.A. that:

a)
the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. are being processed for recording in the "Inventory and Balance Sheet Book", and comply as regards those matters that are within our competence, except as mentioned before, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

c)
we have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
as of September 30, 2016, the debt of IRSA PROPIEDADES COMERCIALES S.A. owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 7,362,188, which was no callable at that date.

Autonomous City of Buenos Aires, November 9, 2016

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Noemí I. Cohn Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 116 F° 135

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Separate Financial Statements as of September 30, 2016 and for the three-month periods ended September 30, 2016 and 2015

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2016 and June 30, 2016
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.16	06.30.16
ASSETS
Non-Current Assets
Investment properties	6	2,776,586	2,785,285
Property, plant and equipment	7	97,994	99,387
Trading properties	8	13,352	13,386
Intangible assets	9	48,360	47,682
Investments in subsidiaries, associates and joint ventures	5	2,144,425	2,122,608
Trade and other receivables	12	784,495	800,335
Investments in financial assets	13	113,419	140,106
Total Non-Current Assets		5,978,631	6,008,789
Current Assets
Inventories	10	17,589	15,548
Derivative financial instruments	19	14,756	-
Income tax credit		287,837	345,425
Trade and other receivables	12	975,209	1,079,747
Investments in financial assets	13	1,758,329	1,323,685
Cash and cash equivalents	14	92,763	26,059
Total Current Assets		3,146,483	2,790,464
TOTAL ASSETS		9,125,114	8,799,253
SHAREHOLDERS’ EQUITY
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Legal reserve		39,078	39,078
Retained earnings		891,514	812,632
TOTAL SHAREHOLDERS’ EQUITY		1,570,213	1,491,331
LIABILITIES
Non-Current Liabilities
Trade and other payables	15	221,956	228,040
Borrowings	18	5,398,775	5,283,565
Deferred income tax liabilities	20	177,192	178,339
Other liabilities	5	49,648	55,497
Provisions	17	23,871	23,199
Total Non-Current Liabilities		5,871,442	5,768,640
Current Liabilities
Trade and other payables	15	825,917	733,096
Payroll and social security liabilities	16	48,588	88,963
Borrowings	18	803,176	708,102
Derivative financial instruments	19	-	2,477
Provisions	17	5,778	6,644
Total Current Liabilities		1,683,459	1,539,282
TOTAL LIABILITIES		7,554,901	7,307,922
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		9,125,114	8,799,253

  The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Separate Statements of Comprehensive Income for the three-month periods beginning July 1, 2016 and 2015 and ended September 30, 2016 and 2015
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.16	09.30.15
Revenues from sales, rentals and services	22	645,177	499,941
Revenues from expenses and collective promotion fund	22	291,151	213,148
Costs	23	(406,685)	(304,036)
Gross Profit		529,643	409,053
Gain from disposal of investment properties	6	-	155,868
General and administrative expenses	24	(61,191)	(50,874)
Selling expenses	24	(49,208)	(29,956)
Other operating results, net	26	(1,317)	2,212
Profit from Operations		417,927	486,303
Share of (loss) profit of subsidiaries, associates and joint ventures	5	(67,934)	36,981
Profit from Operations Before Financing and Taxation		349,993	523,284
Finance income	27	28,979	30,184
Finance cost	27	(286,868)	(250,386)
Other financial results	27	64,265	(163,580)
Financial results, net		(193,624)	(383,782)
Profit before Income Tax		156,369	139,502
Income tax expense	20	(77,487)	(36,500)
Profit for the period		78,882	103,002
Total Comprehensive Income for the period		78,882	103,002

Profit per share for the period:
Basic		0.63	0.82
Diluted		0.63	0.82

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2016 and 2015
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve	Changes in non-controlling interest	Retained earnings	Total Shareholders’ Equity
Balance as of June 30, 2016	126,014	69,381	444,226	39,078	-	-	812,632	1,491,331
Comprehensive income for the period	-	-	-	-	-	-	78,882	78,882
Balance as of September 30, 2016	126,014	69,381	444,226	39,078	-	-	891,514	1,570,213

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve (1) (2)	Changes in non-controlling interest (2)	Retained earnings	Total Shareholders’ Equity
Balance as of July 1, 2015	126,014	69,381	444,226	39,078	-	-	279,614	958,313
Comprehensive income for the period	-	-	-	-	-	-	103,002	103,002
Balance as of September 30, 2015	126,014	69,381	444,226	39,078	-	-	382,616	1,061,315

(1)
Related to CNV General Resolution N° 609/12. See Note 30.
(2)
See Note 2.1.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month periods ended September 30, 2016 and 2015
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.16	09.30.15
Operating activities:
Cash generated from operations	14	534,983	336,310
Income tax paid		(21,050)	(42,876)
Net cash flows generated from operating activities		513,933	293,434

Investing activities:
Acquisition of companies		(36,422)	-
Acquisition of investment properties	6	(30,814)	(17,725)
Acquisition of property, plant and equipment	7	(3,204)	(2,333)
Acquisition of intangible assets	9	(1,413)	-
Acquisition of financial assets		(1,720,684)	(976,734)
Decrease of financial assets		1,359,765	417,268
Loans granted to related parties		(38,700)	(260)
Proceeds from sale of investment properties		-	316,579
Proceeds from loans granted to related parties		74,741	-
Collection of interest on financial assets		24,158	3,127
Irrevocable contributions in subsidiaries and joint ventures	5	(42,550)	(10,500)
Net cash flows used in investing activities		(415,123)	(270,578)
Financing activities:
Borrowings obtained		-	161,610
Borrowings obtained from related parties		243,543	7,200
Repayments of borrowings		(38,640)	(179,252)
Payments of finance leasing		(488)	(686)
Repayment of borrowings from related parties		-	(1,064)
Repayment of interests of borrowings from related parties		-	(96,006)
Bank overdrafts obtained		1,597	-
Issuance of non-convertible notes		-	403,087
Proceeds from derivative financial instruments		5,623	-
Payment of derivative financial instruments		(3,510)	-
Payments of foreign currency future contracts		-	(10,613)
Interest paid		(240,392)	(25,920)
Net cash flows (used in) generated from financing activities		(32,267)	258,356
Net increase in cash and cash equivalents		66,543	281,212
Cash and cash equivalents at beginning of period	14	26,059	261,465
Foreign exchange gain on cash and cash equivalents		161	8,364
Cash and cash equivalents at period-end	14	92,763	551,041

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

1.
General information

IRSA PROPIEDADES COMERCIALES S.A. (formerly Alto Palermo S.A., “IRSA Propiedades Comerciales”, “we” or “the Company”) is an Argentine real estate company mainly engaged in the lease, management, development, operation and acquisition of shopping centers and office buildings, with a leading position in the Argentine market. IRSA Propiedades Comerciales was founded in 1889 under the name SAMAP and up to 1984 were the main operator in the fresh products market in the City of Buenos Aires. The main asset was the historical Mercado de Abasto, which served as seat of the market from 1889 until 1984, when interrupted a sizable part of its operations.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has been growing through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company name Alto Palermo S.A.

On December 22, 2014, the Company acquired from IRSA, 83,789 square meters of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha and the land reserve “Intercontinental II” in order to consolidate a vehicle which main corporate purpose is to develop and operate commercial properties in Argentina. Furthermore, the consolidation of different assets of the Company was supplemented by launching the brand “IRSA Propiedades Comerciales” and by the change of corporate name of ALTO PALERMO S.A. (APSA) to IRSA PROPIEDADES COMERCIALES S.A. as surviving entity. Such change of corporate name was approved by the Special Shareholders’ Meeting held on February 5, 2015.

To the date of issuance of these unaudited condensed interim financial statements, the Company operates 333,155 square meters in 16 shopping centers, 79,048 square meters in 6 premium offices and 1 extensive land reserve for future commercial developments. The Company operates and holds a majority interest in a portfolio of fourteen shopping centers in Argentina, seven of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos), two in the province of Buenos Aires (Alto Avellaneda and Soleil) and the rest are located in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba and Alto Comahue in the City of Neuquén). In addition, La Ribera Shopping, in the City of Santa Fe and is owner of the historic building of the Patio Olmos Shopping Center, in the province of Córdoba, operated by a third party).

The Company’s stocks are traded in the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America’s NASDAQ (NASDAQ: IRCP).

1.
General information (Continued)

These Unaudited Condensed Interim Separate Financial Statements have been approved by the Board of Directors on November 9, 2016.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

These unaudited condensed interim separate financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB).

On April 1, 2016, the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE", as per its Spanish acronym) approved Technical Resolution N° 43 (TR 43), which amends Technical Resolution N° 26, for fiscal years starting on January 1, 2016. Such Technical Resolution N° 43 provides that entities that file financial statements in accordance with the IFRSs, are expected to do it integrally and without modifications and that investments in subsidiaries, joint ventures and associates are to be accounted for in the separate financial statements under the equity method, as established by IFRS, pursuant to the amendment established by the IASB to IAS 27 in August 2014, valuation at cost or fair market value (which are additional measurements) is not permitted for these types of investments. Before such amendment, Technical Resolution N° 26 did not require an integral adoption of IFRS in separate financial statements, since the equity method was not a valuation option for such investments.

The Company has adopted Accounting Standard 43 for this fiscal year ending on June 30, 2017. As a result, these individual condensed interim financial statements are the first to be prepared in accordance with the IFRS; its transition date is July 1, 2015 and, therefore, the provisions of IRFS 1 “First-Time Adoption of International Financial Reporting Standards” should be applied as of that date.

IFRS 1 mandatorily establishes that an entity must apply the requirements IFRS 10 “Consolidated financial statements” for accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under IFRS, the Company accounted for acquisitions of non-controlling interests that did not result in change of control as business combinations. The Company did not restate these acquisitions prior to transition date.

The other compulsory exceptions of IFRS 1 have not been applied, as these are not relevant to the Company.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

Below there is a comparison between shareholders’ equity computed under the previous standards and in accordance with IFRS 1 as of July 1, 2015.

07.01.15
TR 26 Shareholders' equity	958,313
Acquisition of non-controlling interest	19,770
Appropriation of a special reserve	(15,802)
Retained earnings recognition	(3,968)
IFRS Shareholders' equity	958,313

These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual separate financial statements of the Company as of June 30, 2016. The Unaudited Condensed Interim Separate Financial Statements are presented in thousands of Argentine Pesos and have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The Unaudited Condensed Interim Separate Financial Statements corresponding to the three-month periods ended September 30, 2016 and 2015 have not been audited. The management believes they include all necessary settlements to fairly present the profit or loss for each period. The Company’s three-month periods ended September 30, 2016 and 2015 results do not necessarily reflect the proportion of the Company’s full-year results.

2.2.
Significant Accounting Policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the annual financial statements as of June 30, 2016, except for the following modification:

New standards, amendments and interpretations binding on all fiscal years started on or after January 1, 2016.

IAS 27 “Separate financial statements”: in August 2014, the IASB modified IAS 27 “Separate Financial Statements” and admitted the use of the equity method as described in IAS 28 “Investments in associates and joint ventures” for purposes of accounting for investments in subsidiaries, subject to joint control and associated, which is applicable to annual fiscal years commenced as from January 1, 2016, although early adoption is permitted. The Company has adopted IAS 17 due to the implementation of Accounting Standard 43, as described in the note dealing with the basis for preparation.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.3.
Use of estimates

The preparation of financial statements at a certain date requires that Management makes estimates and assessments about the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of the Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management upon applying the Company’s accounting policies and the main sources of uncertainty were the same as those applied by the Company to the preparation of separate annual financial statements as of and for the fiscal year ended June 30, 2016.

2.4.
Comparative information

The comparative information as of June 30, 2016 and September 30, 2015 included in these financial statements arises from the separate financial statements as of such dates.

2.5.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

3.
Acquisitions and disposals

See Company's acquisitions and disposals for the three-month period ended September 30, 2016 in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.
Financial Risk Management and fair value estimates

4.1.
Financial risks

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

4.
Financial Risk Management and fair value estimates (Continued)

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures corresponding to financial risk management, so they should be read together with the annual separate financial statements as of June 30, 2016. There have been no significant changes in the risk management or risk management policies applied by the Company since year-end.

4.2.
Fair value estimates

From June 30, 2016 to the date of issuance of these Unaudited Condensed Interim Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). See Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements. Nor were any transfers made between the different hierarchies used to assess the fair value of the Company's financial instruments.

5.
Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

The table below lists the Company's investment and the value of interest in subsidiaries, associates and joint ventures for the three-month period ended September 30, 2016 and for the year ended June 30, 2016:

5.
Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.16	Value recorded as of 06.30.16	Market value as of 09.30.16	Issuer’s information						Ownership interest
						Main activity	Registered office	Latest financial statements issued
								Date	Common stock (nominal value)	Income (loss) for the period	Shareholder's Equity
Fibesa S.A.	Common shares 5 votes	2,323,125	35,557	27,628	Unlisted	Real estate	Argentina	09.30.16	2,395	8,136	36,657	97%
	Consolidation adjustment		(85,205)	(83,125)
Torodur S.A. (1)	Common shares 1 vote	1,735,435,048	936,973	524,460	Unlisted	Investment	Uruguay	09.30.16	581,676	(135,827)	936,973	100%
	Contribution		-	511,292
Quality Invest S.A.	Common shares 1 vote	76,814,342	65,307	65,968	Unlisted	Real estate	Argentina	09.30.16	153,629	(1,320)	136,615	50%
	Contribution		3,000	2,000
	Goodwill		3,911	3,911
	Fair value adjustment on acquisition of joint venture		18,789	18,842
Emprendimiento	Common shares 1 vote	13,449,990	41,648	36,979	Unlisted	Real estate	Argentina	09.30.16	25,054	8,690	77,579	53.684%
Recoleta S.A.	Intragroup transactions		(285)	(319)
Shopping Neuquén S.A.	Common shares 1 vote	12,580,191	31,351	29,470	Unlisted	Real estate	Argentina	09.30.16	12,690	1,889	46,698	99.14%
	Contributions		15,151	10,651
	Financial costs capitalized		26,996	27,303
	Intragroup transactions		(5,605)	(5,734)
Panamerican Mall S.A.	Common shares 1 vote	397,661,430	606,013	568,334	Unlisted	Real estate	Argentina	09.30.16	497,077	47,099	757,516	80%
	Financial costs capitalized		89,695	90,598

5.
Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.16	Value recorded as of 06.30.16	Market value as of 09.30.16	Issuer’s information						Ownership interest
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Income (loss) for the period	Shareholder's Equity
Arcos del Gourmet S.A.	Common shares 1 vote	72,973,903	63,384	59,592	Unlisted	Real estate	Argentina	09.30.16	81,082	4,215	70,427	90%
	Financial costs capitalized		39,800	40,287
Nuevo Puerto Santa Fe S.A.	Common shares 1 vote	(3) 138,750	30,335	27,608	Unlisted	Real estate	Argentina	09.30.16	27,750	(4) 5,454	(4) 60,670	50%
	Fair value adjustment on acquisition of joint venture		3,586	3,631
	Goodwill		1,323	1,323
Tarshop S.A.	Common shares 1 vote	48,759,288	6,772	4,487	Unlisted	Consumer	Argentina	09.30.16	243,796	(2) 11,429	388,861	20%
	Contribution		71,000	71,000		financing
Entertainment Holdings S.A.	Common shares 1 vote	22,395,574	54,534	30,083	Unlisted	Investment	Argentina	09.30.16	46,433	(4) 16,097	(4) 77,906	70%
	Contribution		-	821
	Goodwill		40,676	-
Entretenimiento Universal S.A.	Common shares 1 vote	300	69	21	Unlisted	Event organization and others	Argentina	09.30.16	22	(4) 1,015	(4) 1,853	3.75%
	Goodwill		2	-
Total long term investments as of 09.30.16			2,094,777	-
Total long term investments as of 06.30.16			-	2,067,111

(1)
1 share corresponds to 1 Uruguayan peso.
(2)
Correspond to the profit or loss for the three-month period beginning on July 1, 2016 and ended September 30, 2016.
(3)
Nominal value per share Ps. 100.
(4)
Include the necessary adjustments to get to the balances in accordance with the international financial reporting standards.

5.
Information about principal subsidiaries, associates and joint ventures (Continued)

Changes in the Company’s investment in subsidiaries, associates and joint ventures for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 were as follows:

	September 30, 2016	June 30, 2016
Beginning of the period / year	(1) 2,067,111	1,087,311
Capital contribution	42,550	588,419
Goodwill addition	40,678	-
Goodwill written off	-	(4,297)
(Loss) Profit sharing	(67,934)	676,481
Acquisition of subsidiaries	12,372	-
Dividends distribution	-	(280,803)
End of the period / year	(1) 2,094,777	(1) 2,067,111

(1)
It includes (Ps. 49,648) and (Ps. 55,497) as of September 30, 2016 and June 30, 2016, respectively, in relation to the equity interest in Fibesa S.A. disclosed under Other liabilities.

6.
Investment properties (Continued)

Changes in the Company’s investment properties for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 were as follows:

	Shopping Centers	Office buildings and other rental properties	Undeveloped parcels of land	Total
As of July 1, 2015
Costs	1,828,669	2,331,764	169,446	4,329,879
Accumulated depreciation	(1,172,371)	(79,428)	-	(1,251,799)
Net book amount	656,298	2,252,336	169,446	3,078,080
Year ended June 30, 2016
Opening net book amount	656,298	2,252,336	169,446	3,078,080
Additions	48,531	12,570	55	61,156
Transfers to property, plant and equipment……………….	-	(16,426)	-	(16,426)
Transfers to trading properties	(3,868)	-	-	(3,868)
Disposals (ii)	(2,762)	(181,266)	(464)	(184,492)
Depreciation charge	(61,520)	(87,645)	-	(149,165)
Closing net book amount	636,679	1,979,569	169,037	2,785,285
As of June 30, 2016
Costs	1,870,570	2,146,642	169,037	4,186,249
Accumulated depreciation	(1,233,891)	(167,073)	-	(1,400,964)
Net book amount	636,679	1,979,569	169,037	2,785,285
Period ended September 30, 2016
Opening net book amount	636,679	1,979,569	169,037	2,785,285
Additions	29,216	1,598	-	30,814
Depreciation charge (i) (Note 24)	(16,658)	(22,855)	-	(39,513)
Closing net book amount	649,237	1,958,312	169,037	2,776,586
As of September 30, 2016
Costs	1,899,786	2,148,240	169,037	4,217,063
Accumulated depreciation	(1,250,549)	(189,928)	-	(1,440,477)
Net book amount	649,237	1,958,312	169,037	2,776,586

(i)
As of September 30, 2016, depreciation charges were included in “Costs” in the Unaudited Statements of Comprehensive Income (Note 24).
(ii)
As of September 30, 2016, includes disposals due to sale of functional units of Intercontinental Building.

The following amounts have been recognized in the statement of comprehensive income:

	September 30, 2016	September 30, 2015
Rental and service income	644,451	498,754
Expenses and collective promotion fund	291,151	213,148
Costs of property operations	(404,970)	(301,683)
Gain from disposal of investment properties	-	155,868

6.
Investment properties (Continued)

No finance costs were capitalized during the three-month periods ended September 30, 2016 and 2015.

The following is a summary of the Company’s investment properties by type as of September 30, 2016 and June 30, 2016:

Name	Net book amount
	September 30, 2016	June 30, 2016
Shopping Centers Portfolio:
Abasto de Buenos Aires	103,685	104,660
Alto Palermo Shopping	76,524	75,752
Alto Avellaneda	50,914	51,955
Alcorta Shopping	40,921	38,133
Alto Noa	18,284	15,696
Patio Bullrich	60,294	61,011
Alto Rosario	79,108	77,459
Mendoza Plaza	51,909	52,832
Córdoba Shopping	39,321	40,352
Patio Olmos	24,443	24,989
Soleil Premium Outlet	90,618	80,386
Ocampo parking space	13,216	13,454
Shopping Centers Portfolio	649,237	636,679
Office and Other rental properties portfolio:
Abasto offices	9,039	9,246
Alto Palermo Shopping Annex	28,368	28,981
Anchorena 545 (Chanta IV)	1,759	1,777
Anchorena 665	9,658	9,702
Zelaya 3102	1,442	1,442
Suipacha 664	108,749	111,736
Bouchard 710	490,793	494,861
Intercontinental building	132,593	136,590
República building	664,379	670,723
Della Paolera 265	509,188	512,073
Paseo del Sol	2,344	2,438
Total Offices buildings and Other rental properties portfolio	1,958,312	1,979,569
Undeveloped parcels of land
Luján plot of land	41,563	41,563
Caballito – Ferro	36,890	36,890
Intercontinental Plot of Land Tower B	90,584	90,584
Total undeveloped parcels of land	169,037	169,037
Total	2,776,586	2,785,285

7.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
As of July 1, 2015
Costs	59,644	16,652	96,646	3,154	56	176,152
Accumulated depreciation	(11,779)	(7,883)	(62,983)	(768)	-	(83,413)
Net book amount	47,865	8,769	33,663	2,386	56	92,739
Year ended June 30, 2016
Opening net book amount	47,865	8,769	33,663	2,386	56	92,739
Additions	-	3,833	10,893	-	-	14,726
Transfers from investment properties	16,426	-	-	-	-	16,426
Depreciation charge	(10,938)	(1,462)	(11,531)	(573)	-	(24,504)
Closing net book amount	53,353	11,140	33,025	1,813	56	99,387
As of June 30, 2016
Costs	76,070	20,485	107,539	3,154	56	207,304
Accumulated depreciation	(22,717)	(9,345)	(74,514)	(1,341)	-	(107,917)
Net book amount	53,353	11,140	33,025	1,813	56	99,387
Period ended September 30, 2016
Opening net book amount	53,353	11,140	33,025	1,813	56	99,387
Additions	-	852	2,352	-	-	3,204
Depreciation charge (i) (Note 24)	(895)	(492)	(3,067)	(143)	-	(4,597)
Closing net book amount	52,458	11,500	32,310	1,670	56	97,994
As of September 30, 2016
Costs	76,070	21,337	109,891	3,154	56	210,508
Accumulated depreciation	(23,612)	(9,837)	(77,581)	(1,484)	-	(112,514)
Net book amount	52,458	11,500	32,310	1,670	56	97,994

(i)
As of  September 30, 2016, depreciation charges were included in “Costs” for Ps. 3,023, in “General and administrative expenses” for Ps. 1,478 and in “Selling expenses“ for Ps. 96, in the Unaudited Statement of Comprehensive Income (Note 24).

8.
Trading properties

Changes in the Company’s trading property for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 were as follows:

	Completed properties	Undeveloped sites	Total
As of July 1, 2015	1,787	9,131	10,918
Transfers of investment properties	-	3,868	3,868
Disposals / Sales	(1,400)	-	(1,400)
As of June 30, 2016	387	12,999	13,386
Disposals / Sales	(34)	-	(34)
As of September 30, 2016	353	12,999	13,352

Breakdown of current and non-current Company’s trading properties is as follow:

	September 30, 2016	June 30, 2016
Non-current	13,352	13,386
	13,352	13,386

The following is a detailed summary of Company's trading properties by type as of September 30, 2016 and June 30, 2016:

	Net book amount
Description	September 30, 2016	June 30, 2016	Date of acquisition
Undeveloped sites:
Air space Coto	6,024	6,024	sep-97
Córdoba Plot of land	3,107	3,107	may-15
Córdoba Plot of land	3,868	3,868	dec-06
Total undeveloped sites	12,999	12,999

Completed properties:
Condominios I	-	21	apr-11
Condominios II	353	366	nov-13
Total completed properties	353	387
Total	13,352	13,386

9.
Intangible assets

Changes in the Company’s intangible assets for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 were as follows:

	Software	Right to receive units (Barters) (ii)	Others	Total
As of July 1, 2015
Costs	11,275	38,281	11,861	61,417
Accumulated amortization	(10,803)	-	(2,002)	(12,805)
Net book amount	472	38,281	9,859	48,612
Year ended June 30, 2016
Opening net book amount	472	38,281	9,859	48,612
Additions	1,585	-	-	1,585
Amortization charges	(324)	-	(2,191)	(2,515)
Closing net book amount	1,733	38,281	7,668	47,682
As of June 30, 2016
Costs	12,860	38,281	11,861	63,002
Accumulated amortization	(11,127)	-	(4,193)	(15,320)
Net book amount	1,733	38,281	7,668	47,682
Period ended September 30, 2016
Net book amount at beginning of period	1,733	38,281	7,668	47,682
Additions	1,413	-	-	1,413
Amortization charges (i) (Note 24)	(185)	-	(550)	(735)
Net book amount at period-end	2,961	38,281	7,118	48,360
As of September 30, 2016
Costs	14,273	38,281	11,861	64,415
Accumulated amortization	(11,312)	-	(4,743)	(16,055)
Net book amount	2,961	38,281	7,118	48,360

(i)
As of September 30, 2016, amortization charges were included in “Costs” in the Unaudited Statements of Comprehensive Income (Note 24).
(ii)
It corresponds to receivables in-kind representing the right to receive residential apartments in the future through barter agreements.

10.
Inventories

Company’s inventories as of September 30, 2016 and June 30, 2016 were as follows:

	September 30, 2016	June 30, 2016
Current
Materials and others items of inventories	17,589	15,548
Total inventories	17,589	15,548

11.
Financial instruments by category

Determination of fair values

See the Company’s determination at fair values in Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables show the Company’s financial assets and financial liabilities that are measured at fair value as of September 30, 2016 and June 30, 2016 and their allocation to the different levels of fair value hierarchy:

	September 30, 2016
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investments in equity securities in TGLT S.A.	113,419	-	-	113,419
- Non-convertible notes related parties	160,736	-	-	160,736
- Mutual funds	605,301	-	-	605,301
- ETF funds	50,338	-	-	50,338
- Government bonds	941,954	-	-	941,954
- Foreign-currency future contracts	-	14,756	-	14,756
Cash and cash equivalents:
- Mutual funds	1,579	-	-	1,579
Total Assets	1,873,327	14,756	-	1,888,083

	June 30, 2016
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investments in equity securities in TGLT S.A.	140,106	-	-	140,106
- Non-convertible notes related parties	153,953	-	-	153,953
- Mutual funds	277,065	-	-	277,065
- ETF funds	70,538	-	-	70,538
- Government bonds	822,129	-	-	822,129
Cash and cash equivalents:
- Mutual funds	1,550	-	-	1,550
Total Assets	1,465,341	-	-	1,465,341

11.
Financial instruments by category (Continued)

	June 30, 2016
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Foreign-currency future contracts	-	2,477	-	2,477
Total Liabilities	-	2,477	-	2,477

When no quoted prices in an active market are available, fair values are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

12.
Trade and other receivables

The following table shows the Company´s trade and other receivables as of September 30, 2016 and June 30, 2016:

	September 30, 2016	June 30, 2016
Non-current
Leases and services receivable	3,978	4,900
Averaging of scheduled rent escalation	71,323	66,151
Property sales receivable	-	10
Less: Allowance for doubtful accounts	(2,208)	(2,208)
Non-current trade receivables	73,093	68,853
Prepayments	4,033	4,248
Other	51	48
Non-current other receivables	4,084	4,296
Related parties (Note 29)	707,318	727,186
Non-current trade and other receivables	784,495	800,335
Current
Leases and services receivable	256,229	261,020
Averaging of scheduled rent escalation	102,120	94,945
Consumer financing receivables	15,619	15,380
Post-dated checks	278,182	301,596
Debtors under legal proceedings	69,184	55,083
Property sales receivables	723	645
Less: Allowance for doubtful accounts	(95,529)	(81,415)
Current trade receivables	626,528	647,254
Loans	6,263	6,092
Prepayments	79,807	78,365
Expenses to be recovered	2,653	2,184
Tax credits	6,753	21,550
Advance payments	52,151	54,013
Other	2,104	1,526
Less: Allowance for other doubtful accounts	(165)	(165)
Current other receivables	149,566	163,565
Related parties (Note 29)	199,115	268,928
Current trade and other receivables	975,209	1,079,747
Total trade and other receivables	1,759,704	1,880,082

Changes in the Company’s allowance for doubtful accounts were as follows:

	September 30, 2016	June 30, 2016
Beginning of the period / year	83,788	75,632
Additions (Note 24)	19,903	30,959
Unused amounts reversed (Note 24)	(5,433)	(19,748)
Used during the period / year	(356)	(3,055)
End of the period / year	97,902	83,788

12.
Trade and other receivables (Continued)

The additions and unused amounts reversed of allowance for doubtful accounts have been included in “Selling expenses” in the Unaudited Statement of Comprehensive Income (Note 24). Amounts charged to the allowance account are generally written off, when no recovery is expected.

13.
Investments in financial assets

The following table shows the Company’s investments in financial assets as of September 30, 2016 and June 30, 2016:

	September 30, 2016	June 30, 2016
Non-current
Financial assets at fair value through profit or loss:
Investment in equity securities in TGLT S.A.	113,419	140,106
Total investments in financial assets non-current	113,419	140,106
Current
Financial assets at fair value through profit or loss:
Mutual funds	605,301	277,065
ETF funds	50,338	70,538
Government bonds	941,954	822,129
Non-convertible notes related parties (Note 29)	160,736	153,953
Total investments in financial assets current	1,758,329	1,323,685
Total investments in financial assets	1,871,748	1,463,791

14.
Cash flow and cash equivalent information

The following table shows the Company’s amounts of cash and cash equivalents as of September 30, 2016 and June 30, 2016:

	September 30, 2016	June 30, 2016
Cash at banks and on hand	91,184	24,509
Mutual funds	1,579	1,550
Total cash and cash equivalents	92,763	26,059

14.
Cash flow and cash equivalent information (Continued)

Following is a detailed description of cash flows provided by the Company’s operations for the three-month periods ended September 30, 2016 and 2015:

	Note	September 30, 2016	September 30, 2015
Net income for the period		78,882	103,002
Adjustments:
Income tax expense	20	77,487	36,500
Amortization and depreciation	24	44,845	46,819
(Gain) / Loss from disposal of trading properties		(495)	241
Gain from disposal of investment properties	6	-	(155,868)
Provision for Directors’ fees		26,219	30,381
Long-term incentive program	28	2,226	3,482
(Gain) / Loss from derivative financial instruments	27	(19,347)	11,549
Fair value (gain) / loss of financial assets at fair value through profit or loss	27	(44,918)	152,067
Flattening		(12,346)	(5,065)
Financial results, net		257,157	228,962
Doubtful accounts, net	24	14,470	3,704
Provisions	26	1,868	1,140
Share in loss / (profit) of subsidiaries, associates and joint ventures	5	67,934	(36,981)
Unrealized foreign exchange gain, net		(161)	(8,364)
Changes in operating assets and liabilities:
(Increase) / Decrease in inventories	10	(2,041)	23
Decrease in trading properties	8	529	1,159
Decrease / (Increase) in trade and other receivables	12	32,513	(70,042)
Increase in trade and other payables	15	52,598	35,705
Decrease in payroll and social security liabilities	16	(40,375)	(41,675)
Decrease in provisions	17	(2,062)	(429)
Net cash generated from operating activities before income tax paid		534,983	336,310

The following table shows a detail of non-cash transactions occurred in the three-month periods ended September 30, 2016 and 2015:

	September 30, 2016	September 30, 2015
Non-cash transactions
Increase in trade payables due to acquisition of companies	16,625	-
Decrease in related party borrowings through other receivables	30,123	-
Increase in related party borrowings through payment of trade payables	10,934	-
Increase in related party borrowings through the sale of government securities	-	140,000
Increase in financial assets through dividends receivable	-	5,214
Increase in financial assets through other receivables	24,905	156,574
Purchase financing of property, plant and equipment	-	1,026
Repurchase of non-convertible notes through other receivables	-	14,566

15.
Trade and other payables

The following table shows the amounts of trade and other payables as of September 30, 2016 and June 30, 2016:

	September 30, 2016	June 30, 2016
Non-current
Admission rights	176,283	176,730
Rent and service payments received in advance	17,292	19,089
Tenant deposits	2,718	3,734
Total non-current trade payables	196,293	199,553
Tax payment plans	12,233	14,889
Other income to be accrued	6,801	6,925
Other payables	6,439	6,442
Total non-current other payables	25,473	28,256
Related parties (Note 29)	190	231
Total non-current trade and other payables	221,956	228,040
Current
Admission rights	172,468	166,357
Rent and service payments received in advance	147,950	141,550
Invoices to be received	94,293	96,070
Trade payables	74,409	63,409
Payments received in advance	83,683	13,776
Tenant deposits	21,708	21,753
Total current trade payables	594,511	502,915
VAT payables	39,417	42,583
Withholding income tax	29,487	41,535
Tax payment plans	3,170	30,519
Other tax payables	4,683	6,929
Other income to be accrued	495	495
Debt incurred to the purchase of shares	16,625	-
Others	6,347	6,968
Total current other payables	100,224	129,029
Related parties (Note 29)	131,182	101,152
Total current trade and other payables	825,917	733,096
Total trade and other payables	1,047,873	961,136

16.
Payroll and social security liabilities

The following table shows the amount of the Company´s payroll and social security liabilities as of September 30, 2016 and June 30, 2016:

	September 30, 2016	June 30, 2016
Current
Provision for vacation, bonuses and others	36,606	73,585
Social security payable	11,973	14,948
Others	9	430
Total payroll and social security liabilities	48,588	88,963

17.
Provisions

The following table shows the movements in the Company's provisions classified by type of provision:

	Labor, legal and other claims	Total
As of July 1, 2015	29,615	29,615
Increases	13,177	13,177
Recovery	(9,830)	(9,830)
Used during the year	(3,119)	(3,119)
As of June 30, 2016	29,843	29,843
Increases (Note 26)	4,127	4,127
Recovery (Note 26)	(2,259)	(2,259)
Used during the period	(2,062)	(2,062)
As of September 30, 2016	29,649	29,649

Breakdown of current and non-current provisions is as follows:

	September 30, 2016	June 30, 2016
Non-current	23,871	23,199
Current	5,778	6,644
	29,649	29,843

18.
Borrowings

The following table shows the Company's borrowings as of September 30, 2016 and June 30, 2016:

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Capital Nominal value	September 30, 2016	June 30, 2016
Non-current
NCN Class II due 2023 (viii)	Unsecured	USD	Fixed	8.750%	360,000	5,362,697	5,261,871
Bank loans	Unsecured	Ps.	Fixed	(iii)	6,452	1,193	2,324
Finance leases	Secured	USD	Fixed	(vi)	300	2,113	2,381
Non-current borrowings						5,366,003	5,266,576
Related parties (Note 29)	Unsecured	Ps. / USD	Fixed/ Floating	(iv)		32,772	16,989
Total non-current borrowings						5,398,775	5,283,565
Current
NCN Class I due 2017	Unsecured	Ps.	Fixed/ Floating	(vii)	407,260	409,595	409,091
NCN Class II due 2023 (viii)	Unsecured	USD	Fixed	8.750%	360,000	9,377	127,652
Banco Provincia de Buenos Aires loans	Unsecured	Ps.	Fixed	(i)	-	-	36,074
Bank loans	Unsecured	Ps.	Fixed	(iii)	6,452	5,196	5,837
Bank overdrafts	Unsecured	Ps.	Floating	(ii)	-	13,210	10,977
Finance leases	Secured	USD	Fixed	(vi)	300	1,564	1,661
Current borrowings						438,942	591,292
Related parties (Note 29)	Unsecured	Ps. / USD	Fixed/ Floating	(iv) and (v)		364,234	116,810
Total current borrowings						803,176	708,102
Total borrowings						6,201,951	5,991,667

(i)
On September 30, 2015, the Company subscribed a loan with Banco Provincia de Buenos Aires in the amount of Ps. 145 million. Capital is payable in twelve monthly consecutive installments and interest is accrued at a 23% rate. Such loan was fully paid in September 2016.

(ii)
Granted by different financial institutions. They accrue interest rates ranging from 22% to 39% per year, and are due within a maximum term of three months from the closing date of each period / year.
(iii)
On December 23, 2013, the Company subscribed a loan with Banco Citibank N.A. for Ps. 5.9 million and shall accrue interest at rate of 15.25%. Principal will be repaid in nine quarterly consecutive installments starting in December 2014. In addition, on December 30, 2014, the Company subscribed a new loan with Banco Citibank N.A. for Ps. 10 million and shall accrue interest at rate of 26.50%. Principal will be repaid in nine quarterly consecutive installments starting in December 2015.
(iv)
It includes credit line with Fibesa S.A., that bear interest at Badlar rate.

(v)
It includes credit line with Nuevo Puerto de Santa Fe, that bear interest at Badlar rate. Additionally, credit lines with Panamerican Mall S.A. that bear interest at a fixed rate of 3.60% and at Libor rate plus 200 points. On September 21, 2016 the Company entered into a credit facility with Torodur for the amount of USD 15.8 million for a term of one year at a rate of 4.57%.

(vi)
They accrue interest at an average interest rate of 14.4%

(vii)
On September 18, 2015, IRSA Propiedades Comerciales S.A. issued non-convertible notes Class I in the amount of Ps. 407.3 million, which pay a combined rate and have a maturity of 18 months. During the first three months, interest will be accrued at a fixed rate of 26.5% and, from the fourth month until maturity, the Badlar rate plus 4 basis points will be applied. Interest will be paid on a quarterly basis and principal will be repaid in a lump sum at maturity (see Note 22 to the consolidated financial statements)

(viii)
On March 23, 2016, IRSA Propiedades Comerciales S.A. issued non-convertible notes in the amount of USD 360 million which pay an annual fixed rate of 8.75% and due March 23, 2023. Interest will be paid on a half-yearly basis and principal will be repaid in a lump sum at maturity.

19.
Derivative financial instruments

The following table shows the Company's derivative financial instruments as of September 30, 2016 and June 30, 2016:

	September 30, 2016	June 30, 2016
Assets
Current
Foreign-currency future contracts	14,756	-
Total current	14,756	-
Total assets	14,756	-

Liabilities
Current
Foreign-currency future contracts	-	2,477
Total current	-	2,477
Total liabilities	-	2,477

20.
Taxes

The detail of the income tax expense of the Company as of September 30, 2016 and 2015 is as follows:

	September 30, 2016	September 30, 2015
Current income tax	78,634	31,509
Deferred income tax	(1,147)	4,991
Income tax loss	77,487	36,500

The legal tax rate for the Company is 35%.

Changes in the deferred tax account are as follows:

	September 30, 2016 Assets / (Liabilities)	June 30, 2016 Assets / (Liabilities)
Beginning of the period / year	(178,339)	(93,651)
Income tax expense	1,147	(84,688)
End of the period / year	(177,192)	(178,339)

20.
Taxes (Continued)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Profit Before Income Tax for the three month period ended September 30, 2016 and 2015:

	September 30, 2016	September 30, 2015
Profit for the period before income tax at the prevailing tax rates	54,729	48,826
Tax effects of:
Share of profit / (loss) of subsidiaries, associates and joint ventures	23,777	(12,943)
Others	(1,019)	617
Income tax loss	77,487	36,500

21.
Equity

See Note 25 to the Unaudited Condensed Interim Consolidated Financial Statements.

22.
Revenues

For the three-month periods ended September 30, 2016 and 2015:

	September 30, 2016	September 30, 2015
Base rent	404,774	297,710
Contingent rent	131,280	122,828
Admission rights	54,275	40,279
Parking fees	29,396	24,622
Averaging of scheduled rent escalation	12,346	5,065
Property management fees	9,767	6,459
Others	2,613	1,791
Rental and service income	644,451	498,754
Sale of trading properties	529	1,159
Gain from disposal of trading properties	529	1,159
Other revenues from consumer financing	197	28
Other revenues from consumer financing	197	28
Total income from sales, rents and services	645,177	499,941
Expenses and collective promotion fund	291,151	213,148
Total income from expenses and collective promotion funds	291,151	213,148
Total revenues	936,328	713,089

23.
Costs

For the three-month periods ended September 30, 2016 and 2015:

	September 30, 2016	September 30, 2015
Service expenses and other operating costs	404,970	301,683
Total cost of property operations	404,970	301,683
Cost of sale of trading properties	1,677	2,322
Total cost from disposal of trading properties	1,677	2,322
Other costs of consumer financing	38	31
Total other costs from consumer financing	38	31
Total costs (Note 24)	406,685	304,036

24.
Expenses by nature

For the three-month period ended September 30, 2016

	Costs
	Service expenses and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 25)	111,698	-	-	20,906	2,458	135,062
Maintenance, security, cleaning, repairs and other	121,268	1,051	-	2,924	128	125,371
Advertising and other selling expenses	61,795	-	-	-	6,562	68,357
Taxes, rates and contributions	31,024	142	-	328	24,508	56,002
Amortization and depreciation	43,269	2	-	1,478	96	44,845
Leases and expenses	30,002	428	-	1,236	156	31,822
Directors’ fees	-	-	-	26,219	-	26,219
Allowance for doubtful accounts (net of unused amounts reversed)	-	-	-	-	14,470	14,470
Fees and payments for services	2,031	20	38	6,222	595	8,906
Traveling, transportation and stationery	3,119	-	-	825	195	4,139
Other expenses	764	-	-	1,053	40	1,857
Cost of sale of properties	-	34	-	-	-	34
Total expenses by nature	404,970	1,677	38	61,191	49,208	517,084

24.
Expenses by nature (Continued)

For the three-month period ended September 30, 2015

	Costs
	Service expenses and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 25)	86,948	-	-	9,934	3,838	100,720
Maintenance, security, cleaning, repairs and other	79,416	728	-	1,670	88	81,902
Advertising and other selling expenses	43,915	-	-	-	3,428	47,343
Taxes, rates and contributions	24,172	96	-	536	17,942	42,746
Amortization and depreciation	45,807	18	-	948	46	46,819
Leases and expenses	18,441	40	-	635	4	19,120
Directors’ fees	-	-	-	30,381	-	30,381
Allowance for doubtful accounts (net of unused amounts reversed)	-	-	-	-	3,704	3,704
Fees and payments for services	541	40	31	3,345	700	4,657
Traveling, transportation and stationery	2,310	-	-	470	206	2,986
Other expenses	133	-	-	2,955	-	3,088
Cost of sale of properties	-	1,400	-	-	-	1,400
Total expenses by nature	301,683	2,322	31	50,874	29,956	384,866

25.
Employee costs

For the three-month periods ended September 30, 2016 and 2015:

	September 30, 2016	September 30, 2015
Salaries, bonuses and social security costs	123,031	89,769
Equity incentive plan (Note 28)	2,226	3,482
Other personnel administrative expenses	9,805	7,469
Total employee costs	135,062	100,720

26.
Other operating results, net

For the three-month periods ended September 30, 2016 and 2015:

	September 30, 2016	September 30, 2015
Management fees	6,309	6,062
Lawsuits (Note 17)	(1,868)	(1,140)
Donations	(3,282)	(1,161)
Others	(2,476)	(1,549)
Total other operating results, net	(1,317)	2,212

27.
Financial results, net

For the three-month periods ended September 30, 2016 and 2015:

	September 30, 2016	September 30, 2015
Finance income:
- Interest income	24,325	15,482
- Foreign exchange	4,654	14,702
Finance income	28,979	30,184
Finance costs:
- Interest expense	(166,569)	(106,974)
- Foreign exchange	(108,943)	(129,448)
- Other finance costs	(11,356)	(13,964)
Finance costs	(286,868)	(250,386)
Other financial results:
- Gain from repurchase of non-convertible notes	-	36
- Gain / (Loss) of financial instruments at fair value through profit or loss	44,918	(152,067)
- Gain / (Loss) from derivative financial instruments	19,347	(11,549)
Other financial results	64,265	(163,580)
Total financial results, net	(193,624)	(383,782)

28.
Long-term incentive plan

See description of Company´s share-based payments in Note 32 to the Unaudited Condensed Interim Consolidated Financial Statements. As of September 30, 2016 and 2015, payments of Ps. 2,226 and Ps. 3,482, respectively, were charged to profit or loss.

29.
Related party transactions

During the normal course of business, the Group conducts transactions with different entities or related parties. An individual or legal entity is considered a related party where:

-
An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its parent company.
-
An entity is a subsidiary, associate or joint venture of the entity or its parent company or subsidiary.

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2016.

29.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of September 30, 2016:

Related party	Description of transaction	Investments in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Direct parent company
IRSA Inversiones y Representaciones	Reimbursement of expenses	-	-	11,401	-	-	-	-
Sociedad Anónima (IRSA)	Corporate services	-	-	27,460	-	-	-	-
	Advances	-	376,603	-	-	-	-	-
	Equity incentive plan	-	-	19,996	-	-	-	-
	Leases’ collections	-	-	37	-	-	-	-
	Advertising space	-	-	413	-	-	-	-
Total direct parent company		-	376,603	59,307	-	-	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(15,416)	-	-
	Equity incentive plan	-	-	1,208	-	-	-	-
	Leases and/or rights of spaces use	-	-	1,791	-	-	-	-
	Corporate services	-	-	-	-	(57,910)	-	-
	Non-Convertible notes	160,736	-	-	-	-	-	-
Total direct parent company of IRSA		160,736	-	2,999	-	(73,326)	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	-	1,765	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	(162)	(1,638)	-	-
Total associates of IRSA Propiedades Comerciales		-	-	1,765	(162)	(1,638)	-	-

Joint venture of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	435	-	-	-	-
	Management fees	-	-	1,301	-	-	-	-
	Leases’ collections	-	-	-	-	(26)	-	-
	Leases and/or rights of spaces use	-	-	-	-	(410)	-	-
	Advertising space	-	-	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	(6,769)
Quality Invest S.A.	Management fees	-	-	290	-	-	-	-
	Reimbursement of expenses	-	-	4	-	-	-	-
	Borrowings	-	-	1,912	-	-	-	-
Total Joint venture of IRSA Propiedades Comerciales		-	-	3,942	-	(436)	-	(6,769)

29.           Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Subsidiaries of IRSA
Llao Resorts S.A.	Hotel services	-	-	1	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	28	-	-	-	-
	Hotel services	-	-	-	-	(3)	-	-
Tyrus S.A.	Dividends	-	-	-	-	(272)	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	5	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	191	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	99	-	-	-	-
Total subsidiaries of IRSA		-	-	324	-	(275)	-	-

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	126	-	-
Sociedad Anónima Carnes Pampeanas S.A.	Reimbursement of expenses	-	-	456	-	-	-	-
(Formerly EAASA)	Other liabilities	-	-	-	-	(3,712)	-	-
Total subsidiaries of Cresud		-	-	582	-	(3,712)	-	-

Subsidiaries of IRSA Propiedades Comerciales
Arcos del Gourmet S.A.	Reimbursement of expenses	-	-	8,555	-	-	-	-
	Management fees	-	-	7,848	-	-	-	-
	Leases and/or rights of spaces use	-	109,835	47,241	-	-	-	-
	Borrowings	-	-	18,533	-	-	-	-
	Other receivables	-	17,337	-	-	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	-	-	-	(101)	-	-
	Management fees	-	-	1,163	-	-	-	-
	Advertising space	-	-	876	-	-	-	-
	Leases’ collections	-	-	-	-	(3)	-	-
	Leases and/or rights of spaces use	-	-	674	-	-	-	-
Fibesa S.A.	Reimbursement of expenses	-	-	405	-	-	-	-
	Leases’ collections	-	-	617	-	-	-	-
	Management fees	-	-	33	-	-	-	-
	Borrowings	-	-	-	-	-	(32,772)	(11,261)
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	134	-	-	-	-
	Borrowings	-	-	100	-	-	-	-

29.           Related Party transactions (Continued)

Related party	Description of transaction	Investments in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Panamerican Mall S.A.	Reimbursement of expenses	-	-	795	-		-	-
	Advertising space	-	-	-	-	(388)	-	-
	Leases and/or rights of spaces use	-	-	-	-	(339)	-	-
	Management fees	-	-	3,505	-	-	-	-
	Leases’ collections	-	-	103	-	-	-	-
	Borrowings	-	-	-	-	-	-	(103,755)
Shopping Neuquén S.A.	Reimbursement of expenses	-	-	-	-	(69)	-	-
	Borrowings	-	13,022	-	-	-	-	-
	Leases and/or rights of spaces use	-	190,521	33,593	-	-	-	-
Torodur S.A.	Reimbursement of expenses	-	-	4	-	-	-	-
	Borrowings	-	-	-	-	-	-	(242,449)
Entertainment Holdings S.A.	Reimbursement of expenses	-	-	-	-	(11)	-	-
	Borrowings	-	-	91	-	-	-	-
Total subsidiaries of IRSA Propiedades Comerciales		-	330,715	124,270	-	(911)	(32,772)	(357,465)

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	788	-	-	-	-
	Leases and/or rights of spaces use	-	-	8	(16)	-	-	-
BHN Vida S.A.	Leases and/or rights of spaces use	-	-	139	-	-	-	-
BHN Sociedad de Inversión S.A.	Leases and/or rights of spaces use	-	-	197	-	-	-	-
BHN Seguros Generales S.A.	Leases and/or rights of spaces use	-	-	42	-	-	-	-
Banco de Crédito y Securitización	Leases and/or rights of spaces use	-	-	106	-	-	-	-
Total associate of IRSA		-	-	1,280	(16)	-	-	-

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	-	-	(2)	-	-
Total joint venture of IRSA		-	-	-	-	(2)	-	-

Other related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	233	-	-	-	-
La Rural S.A.	Reimbursement of expenses	-	-	-	-	(250)	-	-
	Leases and/or rights of spaces use	-	-	79	-	-	-	-
Avenida Compras S.A.	Advertising space	-	-	1,010	-	-	-	-
	Leases and/or rights of spaces use	-	-	50	-	-	-	-
Avenida Inc.	Advertising space	-	-	538	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	1	-	-	-	-
	Borrowings	-	-	6	-	-	-	-
	Other payables	-	-	-	-	(689)	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	-	-	(1)	-	-
	Borrowings	-	-	946	-		-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(430)	-	-
Austral Gold	Reimbursement of expenses	-	-	203	-	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	183	-	-	-	-
	Leases and/or rights of spaces use	-	-	1,352	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	45	-	-	-	-
HAMONET S.A.	Reimbursement of expenses	-	-	-	-	(1)	-	-
Isaac Elsztain e Hijos S.C.A.	Reimbursement of expenses	-	-	-	-	(2)	-	-
Total other related parties		-	-	4,646	-	(1,373)	-	-

29.           Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Directors
Directors	Fees	-	-	-	-	(49,494)	-	-
	Reimbursement of expenses	-	-	-	-	(15)	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-
Total Directors		-	-	-	(12)	(49,509)	-	-
Total		160,736	707,318	199,115	(190)	(131,182)	(32,772)	(364,234)

29.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2016:

Related party	Description of transaction	Investments in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	Reimbursement of expenses	-	-	8,553	-	-	-	-
							-	-
							-	-
							-	-
							-	-
							-	-
							-	-
							-	-
							-	-
Total direct parent company		-	376,603	120,394	-	(141)	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(25,251)	-	-
							-	-
							-	-
							-	-
							-	-
Total direct parent company of IRSA		153,953	-	2,582	-	(69,031)	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	-	1,206	-	-	-	-
							-	-
Total associates of IRSA Propiedades Comerciales		-	-	1,206	(208)	(830)	-	-

Joint venture of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	2,055	-	-	-	-
							-	-
							-	-
							-	-
							-	-
							-	(6,385)
Quality Invest S.A.	Management fees	-	-	223	-	-	-	-
							-	-
Entretenimiento Universal S.A. (i)	Reimbursement of expenses	-	-	116	-	-	-	-
							-	-
Entertainment Holdings S.A. (i)	Reimbursement of expenses	-	-	150	-	-	-	-
							-	-
Total Joint venture of IRSA Propiedades Comerciales		-	-	7,006	-	(308)	-	(6,385)

(i)
See Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

29.           Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Subsidiaries of IRSA
Llao Resorts S.A.	Hotel services	-	-	1	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	28	-	-	-	-
							-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	185	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	89	-	-	-	-
TYRUS S.A.	Dividends	-	-	-	-	(272)	-	-
Total subsidiaries of IRSA		-	-	305	-	(302)	-	-

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	171	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A.	Reimbursement of expenses	-	-	135	-	-	-	-
							-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	20	-	-	-	-
Total subsidiaries of Cresud		-	-	326	-	(1,117)	-	-

Subsidiaries of IRSA Propiedades Comerciales
Arcos del Gourmet S.A.	Reimbursement of expenses	-	1,316	1,777	-	-	-	-
							-	-
							-	-
							-	-
							-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	-	123	-	-	-	-
							-	-
							-	-
							-	-
							-	-
Fibesa S.A.	Reimbursement of expenses	-	-	600	-	-	-	-
							-	-
							(16,989)	(9,406)
Panamerican Mall S.A.	Advertising space	-	-	282	-	-	-	-
							-	-
							-	-
							-	-
							-	-
							-	(101,019)
Shopping Neuquén S.A.	Reimbursement of expenses	-	-	-	-	(1,224)	-	-
							-	-
							-	-
Torodur S.A.	Reimbursement of expenses	-	-	5	-	(3)	-	-
Total subsidiaries of IRSA Propiedades Comerciales		-	350,583	130,668	-	(2,586)	(16,989)	(110,425)

29.           Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	176	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	(11)	(17)	-	-
	Advances	-	-	-	-	(2)	-	-
Banco de Crédito y Securitización	Leases and/or rights of spaces use	-	-	929	-	-	-	-
Total associates of IRSA		-	-	1,105	(11)	(19)	-	-

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	-	-	(3)	-	-
Total joint venture of IRSA		-	-	-	-	(3)	-	-

Other related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	222	-	-	-	-
La Rural S.A.	Leases and/or rights of spaces use	-	-	222	-	-	-	-
Avenida Compras S.A.	Advertising space	-	-	792	-	-	-	-
	Leases and/or rights of spaces use	-	-	73	-	-	-	-
Avenida Inc.	Advertising space	-	-	538	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	813	-	-	-	-
	Other payables	-	-	-	-	(677)	-	-
	Borrowings	-	-	6	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	124	-	-	-	-
	Borrowings	-	-	901	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(162)	-	-
Austral Gold	Reimbursement of expenses	-	-	20	-	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	231	-	-	-	-
	Leases and/or rights of spaces use	-	-	1,340	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	54	-	-	-	-
Total other related parties		-	-	5,336	-	(839)	-	-
Directors
Directors	Fees	-	-	-	-	(25,961)	-	-
	Reimbursement of expenses	-	-	-	-	(15)	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-
Total Directors		-	-	-	(12)	(25,976)	-	-
Total		153,953	727,186	268,928	(231)	(101,152)	(16,989)	(116,810)

29.           Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the three-month period ended September 30, 2016:

Related party	Leases and/or rights of use	Fees	Corporate services	Financial operations	Donations	Lettings fees
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	547	-	6,905	2,752	-	48
Total direct parent company	547	-	6,905	2,752	-	48

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	76	-	(32,879)	7,594	-	-
Total direct parent company of IRSA	76	-	(32,879)	7,594	-	-

Subsidiaries of IRSA Propiedades Comerciales
Emprendimientos Recoleta S.A.	(604)	375	-	-	-	-
Panamerican Mall S.A.	(3,521)	4,973	-	(2,748)	-	-
Arcos del Gourmet S.A.	(11,810)	-	-	949	-	-
Fibesa S.A.	755	41	-	(1,855)	-	-
Torodur S.A.	-	-	-	(3,757)	-	-
Shopping Neuquén S.A.	(8,388)	-	-	343	-	-
Entrenimiento Universal S.A.	-	-	-	4	-	-
Entertainment Holdings S.A	-	-	-	4	-	-
Total subsidiaries of IRSA Propiedades Comerciales	(23,568)	5,389	-	(7,060)	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	3,683	-	-	-	-	-
Total associates of IRSA Propiedades Comerciales	3,683	-	-	-	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(990)	-	-	-	-
Fundación IRSA	-	-	-	-	(500)	-
Boulevard Norte S.A.	-	-	-	-	-	-
Ogden Argentina S.A.	-	-	-	45	-	-
Hamonet S.A.	(25)	-	-	-	-	-
Isaac Elsztain e Hijos S.A.	(193)	-	-	-	-	-
Total other related parties	(218)	(990)	-	45	(500)	-

29.           Related party transactions (Continued)

Related party	Leases and/or rights of use	Fees	Corporate services	Financial operations	Donations	Lettings fees
Directors and Senior Management
Directors	-	(26,219)	-	-	-	-
Senior Management	-	(1,517)	-	-	-	-
Total Directors and Senior Management	-	(27,736)	-	-	-	-

Joint venture of IRSA Propiedades Comerciales
Quality Invest S.A.	-	54	-	62	-	-
Nuevo Puerto Santa Fe S.A.	(830)	866	-	(384)	-	-
Total joint venture of IRSA Propiedades Comerciales	(830)	920	-	(322)	-	-

Associates of IRSA
Banco Hipotecario S.A.	943	-	-	-	-	-
Banco de Crédito y Securitización	2,074	-	-	-	-	-
Total associates of IRSA	3,017	-	-	-	-	-
	(17,293)	(22,417)	(25,974)	3,009	(500)	48

29.
Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the three-month period ended September 30, 2015:

Related party	Leases and/or rights of use	Fees	Corporate services	Financial operations	Donations	Lettings fees
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	791	-	5,093	(130,617)	-	15
Total direct parent company	791	-	5,093	(130,617)	-	15

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	373	-	(18,497)	2,139	-	-
Total direct parent company of IRSA	373	-	(18,497)	2,139	-	-

Subsidiaries of IRSA Propiedades Comerciales
Emprendimientos Recoleta S.A.	273	1,525	-	(69)	-	-
Panamerican Mall S.A.	(1,278)	3,907	-	(8,085)	-	-
Arcos del Gourmet S.A.	(7,667)	12	-	332	-	-
Fibesa S.A.	320	41	-	(914)	-	-
Shopping Neuquén S.A.	(7,594)	-	-	259	-	-
Total subsidiaries of IRSA Propiedades Comerciales	(15,946)	5,485	-	(8,477)	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	2,502	-	-	-	-	-
Total associates of IRSA Propiedades Comerciales	2,502	-	-	-	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(707)	-	-	-	-
Fundación IRSA	-	-	-	-	96	-
Ogden Argentina S.A.	-	-	-	37	-	-
Hamonet S.A.	(46)	-	-	-	-	-
Isaac Elsztain e Hijos S.A.	(88)	-	-	-	-	-
Total other related parties	(134)	(707)	-	37	96	-

29.           Related party transactions (Continued)

Related party	Leases and/or rights of use	Fees	Corporate services	Financial operations	Donations	Lettings fees
Directors and Senior Management
Directors	-	(30,381)	-	-	-	-
Senior Management	-	(1,249)	-	-	-	-
Total Directors and Senior Management	-	(31,630)	-	-	-	-

Joint venture of IRSA Propiedades Comerciales
Quality Invest S.A.	-	54	-	-	-	-
Nuevo Puerto Santa Fe S.A.	(142)	523	-	(401)	-	-
Entretenimiento Universal S.A (i)	-	-	-	3	-	-
Entertainment Holdings S.A (i)	-	-	-	3	-	-
Total joint venture of IRSA Propiedades Comerciales	(142)	577	-	(395)	-	-

Subsidiary of Cresud
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	-	-	-	94
Total subsidiary of Cresud	-	-	-	-	-	94

Associates of IRSA
Banco Hipotecario S.A.	556	-	-	-	-	-
Banco de Crédito y Securitización	1,259	-	-	-	-	-
Total associates of IRSA	1,815	-	-	-	-	-
	(10,741)	(26,275)	(13,404)	(137,313)	96	109

(i)
See Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

30.
Special Reserve

Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared under TR 26 and the closing balance of retained earnings disclosed in the latest financial statements prepared in accordance with the prior accounting standards in force. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise, to absorb potential negative balances in Retained Earnings.

Due to the implementation of Accounting Standard 43 (see Note 2.1.) that special reserve was used by changes in non-controlling interest reserve.

31.
CNV General Ruling N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Ruling N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclose the information required by the resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 6 - Investment properties
Note 7 - Property, plant and equipment
Exhibit B - Intangible assets	Note 9 - Intangible assets
Exhibit C - Equity investments	Note 5 - Equity Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 11 - Financial instruments by category
Note 13 - Investments in financial assets
Note 14 - Cash and cash equivalent
Note 19- Derivative financial instruments
Exhibit E – Provisions	Note 12 - Trade and other receivables
Note 17 - Provisions
Exhibit F – Cost of sales and services provided	Note 8 - Trading properties
Note 23 - Costs
Exhibit G - Foreign currency assets and liabilities	Note 32 - Foreign currency assets and liabilities

32.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (*)	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 09.30.16	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 06.30.16
Assets
Trade and other receivables
US Dollar	1,622	15.210	24,674	2,154	14.940	32,187
Trade and other receivables with related parties
US Dollar	439	15.210	6,682	4,624	15.040	69,545
Total Trade and other receivables			31,356			101,732
Investments in financial assets
US Dollar	63,219	15.210	961,557	42,426	14.940	633,845
Investment in financial assets with related parties
US Dollar	10,568	15.210	160,736	10,236	15.040	153,953
Total investment in financial assets			1,122,293			787,798
Cash and cash equivalents
US Dollar	388	15.210	5,902	641	14.940	9,571
Pounds	13	17.063	228	13	16.492	222
Euros	2	19.718	30	2	19.763	30
Total Cash and cash equivalents			6,160			9,823
Total Assets as of 09.30.16			1,159,809			-
Total Assets as of 06.30.16			-			899,353
Liabilities
Trade and other payables
US Dollar	7,712	15.310	118,070	3,202	15.040	48,153
Trade and other payables with related parties
US Dollar	45	15.310	689	20	15.040	294
Total Trade and other payables			118,759			48,447
Borrowings
US Dollar	356,559	15.310	5,458,912	364,321	15.040	5,479,395
Borrowings from related parties
US Dollar	22,612	15.310	346,204	6,717	15.040	101,019
Total Borrowings			5,805,116			5,580,414
Total Liabilities as of 09.30.16			5,923,875			-
Total Liabilities as of 06.30.16			-			5,628,861

(*)
The Company uses some supplementary financial instruments with the purpose of reducing the impact of exchange rate fluctuations.
(1)
Exchange rate as of September 30, 2016 and June 30, 2016 according to Banco Nación Argentina.

33.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and retention of corporate books, accounting books and commercial documentation. Accordingly, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Home location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Iron Mountain Argentina S.A.	Saraza 6135, Autonomous City of Buenos Aires
Iron Mountain Argentina S.A.	Azara 1245, Autonomous City of Buenos Aires (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au Ezeiza-Cañuelas KM 45

(i)
On February 5, 2014, there was a widely known fire in Iron Mountain Argentina’s warehouse. To the date of issuance of these Unaudited Financial Statements, the Company has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Company, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain warehouse that was on fire does not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

34.
Subsequent events

See Note 37 to the Unaudited Condensed Interim Consolidated Financial Statements.

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2016
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

1.
Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1.

3.
Receivables and liabilities by maturity date.

Items		Overdue	Without term	Without term	To become due								Total
		09.30.16	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Receivables	Trade and other receivables	69,651	-	2,850	662,141	115,395	74,604	53,418	767,363	13,787	245	250	1,759,704
	Total	69,651	-	2,850	662,141	115,395	74,604	53,418	767,363	13,787	245	250	1,759,704
Liabilities	Trade and other payables	75,480	-	-	482,680	90,839	88,880	88,038	76,556	48,064	46,271	51,065	1,047,873
	Borrowings	153	-	-	43,915	513,719	1,480	243,909	1,523	33,102	261	5,363,889	6,201,951
	Payroll and social security liabilities	-	-	-	35,916	-	-	12,672	-	-	-	-	48,588
	Provision	-	5,778	23,871	-	-	-	-	-	-	-	-	29,649
	Total	75,633	5,778	23,871	562,511	604,558	90,360	344,619	78,079	81,166	46,532	5,414,954	7,328,061

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2016
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

4.a.
Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Receivables	Trade and other receivables	947,480	27,729	975,209	780,868	3,627	784,495	1,728,348	31,356	1,759,704
	Total	947,480	27,729	975,209	780,868	3,627	784,495	1,728,348	31,356	1,759,704
Liabilities	Trade and other payables	707,158	118,759	825,917	221,956	-	221,956	929,114	118,759	1,047,873
	Borrowings	446,264	356,912	803,176	(49,429)	5,448,204	5,398,775	396,835	5,805,116	6,201,951
	Payroll and social security liabilities	48,588	-	48,588	-	-	-	48,588	-	48,588
	Provisions	5,778	-	5,778	23,871	-	23,871	29,649	-	29,649
	Total	1,207,788	475,671	1,683,459	196,398	5,448,204	5,644,602	1,404,186	5,923,875	7,328,061

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

As of September 30, 2016 there are no receivables and liabilities subject to adjustment clause.

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2016
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

4.c.
Breakdown of accounts receivable and liabilities by interest clause.

Items		Current				Non-current				Accruing interest		Non- Accruing interest	Total
		Accruing interest		Non-Accruing interest	Subtotal	Accruing interest		Non-Accruing interest	Subtotal
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Receivables	Trade and other receivables	-	17,520	957,689	975,209	-	5,037	779,458	784,495	-	22,557	1,737,147	1,759,704
	Total	-	17,520	957,689	975,209	-	5,037	779,458	784,495	-	22,557	1,737,147	1,759,704
Liabilities	Trade and other payables	3,170	-	822,747	825,917	12,233	-	209,723	221,956	15,403	-	1,032,470	1,047,873
	Borrowings	350,506	427,559	25,111	803,176	5,446,233	2,262	(49,720)	5,398,775	5,796,739	429,821	(24,609)	6,201,951
	Payroll and social security liabilities	-	-	48,588	48,588	-	-	-	-	-	-	48,588	48,588
	Provisions	-	-	5,778	5,778	-	-	23,871	23,871	-	-	29,649	29,649
	Total	353,676	427,559	902,224	1,683,459	5,458,466	2,262	183,874	5,644,602	5,812,142	429,821	1,086,098	7,328,061

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2016
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

5.
Related parties.

a.
Interest in related parties. See Note 5.

b.
Related parties debit/credit balances. See Note 29.

6.
Borrowings to directors.

See Note 29.

7.
Inventories.

In view of the nature of the inventories, no physical inventory counts are conducted and there are no slow turnover assets.

8.
Current values.

See Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements.

9.
Appraisal revaluation of fixed assets.

None.

10.
Obsolete unused fixed assets.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2016
(Stated in thousands of pesos)
 Free translation from the original prepared in Spanish for publication in Argentina

12.
Recovery values.

See Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements.

13.
Insurance.
Real Estate	Insured amounts in USD	Accounting values in Ps.	Risk covered
Abasto - Shopping center and offices	205,359	112,724	Fire, all risks and loss of profits
Alto Palermo	111,483	76,524	Fire, all risks and loss of profits
Alto Palermo Shopping Annex	1,715	28,368	Fire, all risks and loss of profits
Mendoza Plaza	118,841	51,909	Fire, all risks and loss of profits
Paseo Alcorta	86,262	40,921	Fire, all risks and loss of profits
Alto Avellaneda	87,322	50,914	Fire, all risks and loss of profits
Alto Rosario	77,464	79,108	All risks, construction and assembly
Patio Bullrich	47,033	60,294	Fire, all risks and loss of profits
Córdoba Shopping – Villa Cabrera	53,077	39,321	Fire, all risks and loss of profits
Alto Noa	40,679	18,284	Fire, all risks and loss of profits
Soleil Premium Outlet	39,743	90,618	Fire, all risks and loss of profits
República building	62,053	664,379	Fire, all risks and loss of profits
Intercontinental building	10,041	118,590	Fire, all risks and loss of profits
Bouchard 710	42,042	490,793	Fire, all risks and loss of profits
Suipacha 664	20,519	108,749	Fire, all risks and loss of profits
Della Paolera 265	95,550	509,188	Fire, all risks and loss of profits
Alto Comahue	49,454	311,259	Fire, all risks and loss of profits
Distrito Arcos	6,615	275,120	Fire, all risks and loss of profits
Buenos Aires Design	31,832	3,301	Fire, all risks and loss of profits
Dot Baires Shopping	188,109	387,749	Fire, all risks and loss of profits
Dot building	26,420	120,827	Fire, all risks and loss of profits
Building annexed to DOT	30,389	25,336	Fire, all risks and loss of profits
Anchorena 545	796	1,759
Anchorena 665	4,335	9,658	Fire, all risks and loss of profits
Caballito Ferro	2,469	36,890	Fire, all risks and loss of profits
Zelaya 3102	534	1,442	Fire, all risks and loss of profits
SUBTOTAL	1,440,136	3,714,025
Unique policy	30,000	-	Third party liability

The insurance amounts do not include the land value and correspond to the reconstruction value of the building.
In our opinion, the above-described policies adequately cover current risks.

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2016
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.
Unpaid accumulated dividends on preferred shares.

None.

18.
Restrictions on distributions of profits.

See Note 25 to the Unaudited Condensed Consolidated Financial Statements.

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2016

I. Brief comment on the Group’s activities during the period, including references to material events occurred after the end of the period.

Consolidated Income

	IQ 17	IQ 16	YoY Var
Revenues	775.7	596.1	30.1%
Operating income	500.2	546.4	-8.5%
Depreciation and amortization	61.4	61.6	-0.3%
EBITDA(1)	561.6	608.0	-7.6%
Income for the period	97.6	111.1	-12.2%

(1)
EBITDA: Operating income plus Depreciation and amortization, excluding stamp tax expenses incurred in the transfer of assets made in December 2014.

The Company’s revenues grew by 30.1% in the first three months of fiscal year 2017 as compared to the same period of 2016, mainly due to higher revenues from the shopping centers segment, which grew 28.3%, and the offices segment, reflecting the variation in the exchange rate that positively impacted on its dollar-denominated contracts. EBITDA reached ARS 561.6 million during the first three months of fiscal year 2017, lower than the figure recorded in the first three months of fiscal year 2016, due to the sale of investment properties made during such period. Excluding income from the sale of investment properties, EBITDA grew 24.2% as compared to the first three months of fiscal year 2016.

Net income for the period under review reached ARS 97.6 million, 12.2% lower than in the same period of the previous fiscal year, mainly explained by lower sales of investment properties and higher financial expenses.

II. Shopping Centers

During the first three months of fiscal year 2017, our tenants’ sales reached ARS 7,971.2 million, 21.0% higher than in the same period of 2016. Our portfolio’s leasable area totaled 335,032 square meters during the quarter under review, whereas the occupancy rate stood at optimum levels of 98.4%, reflecting the quality of our portfolio.

Shopping Centers’ Financial Indicators
(in ARS million)

	IQ 17	IQ 16	YoY Var
Revenues	683.4	532.8	28.3%
Operating income	476.7	384.7	23.9%
Depreciation and amortization	36.6	34.9	4.9%
EBITDA	513.3	419.6	22.3%

Shopping Centers’ Operating Indicators
(in ARS million, except as indicated)

	IQ 17	IVQ 16	IIIQ 16	IIQ 16	IQ 16
Gross leaseable area (sqm)	335,032	333,155	334,079	333,719	334,056
Tenants’ sales (3 month cumulative)	7,971.2	7,910.9	6,132.2	8,272.8	6,589.0
Occupancy	98.4%	98.4%	98.6%	99.0%	98.9%

Revenues from this segment grew 28.3% during this three-month period, whereas EBITDA reached ARS 513.3 million (+ 22.3% compared to the same period of 2016). The EBITDA margin, excluding income from expenses and collective promotion fund, was 75.0%, 3.8 pp below the figure recorded in the previous fiscal year.

Operating data of our Shopping Centers

Shopping Center	Date of Acquisition	Gross Leaseable Area (sqm)(1)	Stores	IRSA Propiedades Comerciales S.A.’s Interest	Occupancy(2)	Book Value (ARS thousand) (3)
Alto Palermo	Nov-97	18,983	143	100.0%	99.5%	76,524
Abasto Shopping(4)	Jul-94	36,744	171	100.0%	100.0%	103,685
Alto Avellaneda	Nov-97	36,360	135	100.0%	100.0%	50,914
Alcorta Shopping	Jun-97	15,810	111	100.0%	90.0%	40,921
Patio Bullrich	Oct-98	11,711	83	100.0%	99.6%	60,294
Buenos Aires Design	Nov-97	13,857	62	53.7%	95.8%	3,301
Dot Baires Shopping	May-09	49,736	151	80.0%	99.8%	387,749
Soleil	Jul-10	13,991	78	100.0%	100.0%	90,618
Distrito Arcos	Dec-14	12,256	63	90.0%	97.7%	275,120
Alto Noa Shopping	Mar-95	19,040	89	100.0%	100.0%	18,284
Alto Rosario Shopping(5)	Nov-04	29,213	144	100.0%	100.0%	79,108
Mendoza Plaza Shopping	Dec-94	41,975	140	100.0%	94.9%	51,909
Córdoba Shopping	Dec-06	15,582	109	100.0%	99.8%	39,321
La Ribera Shopping(6)	Aug-11	9,885	63	50.0%	96.9%	311,259
Alto Comahue	Mar-15	9,890	104	99.6%	97.2%	24,443
Patio Olmos(7)						76.524
Total		335,032	1,646		98.4%	1,613,450

(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the period.
(3) Cost of acquisition plus improvements, less cumulative depreciation, plus adjustment for inflation.
(4) Excludes Museo de los Niños (3,732 square meters).
(5) Excludes Museo de los Niños (1,261 square meters).
(6) Through our joint venture Nuevo Puerto Santa Fe S.A.
(7) IRSA CP owns the historic building of the Patio Olmos shopping center in the province of Cordoba, operated by a third party.

Cumulative tenants’ sales as of September 30
 (per Shopping Center: for the quarter of each fiscal year, in ARS million)

Shopping Center	IQ 17	IQ 16	YoY Var
Alto Palermo	973.5	760.2	28.1%
Abasto Shopping	1,098.0	953.7	15.1%
Alto Avellaneda	1,014.1	875.1	15.9%
Alcorta Shopping	481.9	412.2	16.9%
Patio Bullrich	278.5	246.5	13.0%
Buenos Aires Design	130.4	102.7	27.0%
Dot Baires Shopping	842.8	717.2	17.5%
Soleil	400.2	292.1	37.0%
Distrito Arcos	319.6	213.4	100.0%
Alto Noa Shopping	372.3	312.7	19.0%
Alto Rosario Shopping	742.6	593.2	25.2%
Mendoza Plaza Shopping	650.7	574.5	13.3%
Córdoba Shopping	269.6	220.4	22.3%
La Ribera Shopping(1)	180.8	152.9	18.2%
Alto Comahue	216.2	162.2	100.0%
Total	7,971.2	6,589.0	21.0%

(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales as of September 30
(per Type of Business: for the quarter of each fiscal year, in ARS million)

Type of Business	IQ 17	IQ 16	YoY Var
Anchor Store	417.5	366.9	13.8%
Clothes and Footwear	4,130.3	3,318.0	24.5%
Entertainment	349.2	290.1	20.4%
Home	219.5	189.6	15.8%
Restaurant	900.4	665.0	35.4%
Miscellaneous	910.1	736.0	23.7%
Services	54.8	88.6	-38.2%
Electronic appliances	989.4	934.8	5.8%
Total	7,971.2	6,589.0	21.0%

Revenues from cumulative leases as of March 30
(Breakdown per quarter, in ARS million)

Detailed Revenues	IQ17	IQ16	YoY Var
Base Rent (1)	374.8	272.7	37.5%
Percentage Rent	150.3	141.0	6.6%
Total Rent	525.1	413.7	26.9%
Admission rights	61,9	45,1	37,3%
Management fees	10,7	7,2	48,5%
Parking	46,1	36,9	24,8%
Comissions	21,3	15,7	35,0%
Non traditional advertising	16,1	12,5	28,5%
Others	2,2	1,6	33,5%
Total Revenues from sales, leases and services	683,3	532,8	28,3%
Common maintenance expenses and common advertising fund	313,9	251,9	24,6%
Total (2)	997,3	784,7	27,1%
Detailed Revenues	IQ17	IQ16	YoY Var
Base Rent (1)	374.8	272.7	37.5%
Percentage Rent	150.3	141.0	6.6%
Total Rent	525.1	413.7	26.9%
Admission rights	61,9	45,1	37,3%
Management fees	10,7	7,2	48,5%
Parking	46,1	36,9	24,8%
Comissions	21,3	15,7	35,0%
Non traditional advertising	16,1	12,5	28,5%
Others	2,2	1,6	33,5%
Total Revenues from sales, leases and services	683,3	532,8	28,3%
Common maintenance expenses and common advertising fund	313,9	251,9	24,6%
Total (2)	997,3	784,7	27,1%
(1) Include income from Stands for ARS 43.2 millon
(2) Not including Patio Olmos.

III. Offices

The A+ office market in the City of Buenos Aires remains robust. Demand for Premium commercial spaces continues its upward trend, with sale prices in the whereabouts of USD 5,000 per square meter, 25% higher than at the closing of 2015, while rental prices increased slightly as compared to the previous year, averaging USD 30 per square meter for the A+ segment. The vacancy rate stood at 6%, significantly below the figures recorded at the closing of 2015.

As concerns the A+ office market in the Northern Area, we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next decade. Rental prices have remained at USD 24.5 per square meter.

Sale and Rental Prices of A+ Offices – City of Buenos Aires

Source: LJ Ramos

Sale and Rental Prices of A+ Offices – Northern Area

Source: LJ Ramos

During the first three months of fiscal year 2017, revenues from the offices segment increased 47.2% as compared to the same period of 2016, mainly explained by the depreciation of the peso vis-à-vis the dollar. EBITDA from this segment grew 48.6% in the first three months of fiscal year 2017 compared to the same period of 2016, in line with the increase in revenues.

In ARS Million	IQ 17	IQ 16	YoY Var
Revenues	91.4	62.1	47.2%
Operating income	46.8	21.3	119.2%
Depreciation and amortization	24.5	26.6	-7.9%
EBITDA(1)	71.3	48.0	48.6%
                                           (1) EBITDA: Operating income plus Depreciation and amortization

	IQ 17	IVQ 16	IIIQ 16	IIQ 16	IQ 16
Leaseable area	79,048	79,048	79,048	79,946	79,946
Occupancy	100.0%	98.6%	93.1%	94.0%	96.4%
Rent ARS/sqm	382	386	388	342	245
Rent USD/sqm	25.0	25.9	26.6	26.3	26.0

Gross leasable area during the first quarter of 2017 was 79,048 sqm, slightly smaller than the office stock recorded in the same period of the previous fiscal year, reflecting the partial sales of the Intercontinental Plaza building. As compared to the same quarter of 2016, occupancy rose 3.6 pp due to the lease of vacant floors in the Suipacha building. Rental prices stood at USD 25 per square meter, slightly below the previous quarters, reflecting the fact that the prices of the lease agreements signed for the Suipacha building were lower than our portfolio average.

Below is information on our office segment and other lease properties as of September 30, 2016.
 (In ARS thousand)

	Date of Acquisition	Gross Leaseable Area (sqm) (1)	Occupancy Rate (2)	IRSA Propiedades Comerciales’ Effective Interest	Book Value (3)
Offices
Edificio República	12/22/2014	19,885	100.0%	100%	664,379
Torre BankBoston (Della Paolera)	12/22/2014	14,873	100.0%	100%	509,188
Intercontinental Plaza	12/22/2014	6,569	100.0%	100%	118,590
Bouchard 710	12/22/2014	15,014	100.0%	100%	490,793
Suipacha 652/64	12/22/2014	11,465	100.0%	100%	108,749
Dot Building (5)	11/28/2006	11,242	100.0%	80%	120,827
Subtotal Offices		79,048	100.0%	N/A	2,012,526
Other Properties
Ex - Nobleza Piccardo(6)	05/31/11	109,610	78.1%	50%	81,003

Other Properties (4)	N/A	42,919	29.4%	N/A	52,610
Subtotal Other Properties		152,529	64.4%	N/A	133,613
TOTAL OFFICES AND OTHERS		231,577	76.6%	N/A	2,146,139

(1) Gross leaseable area for each property as of 09/30/16. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leasable area as of 09/30/16.
(3) Agreements in effect in each property as of 09/30/16 were computed.
(4) It includes the following properties: Ferro, Dot Adjoining Lot, Anchorena 665, Chanta IV and Intercontinental Lot.
(5) Through IRSA Propiedades Comerciales S.A.
(6) Through Quality Invest S.A.

IV. Others

This item includes the “Sales and Developments” and “Financial Operations” segments.

	Sales and Developments(1)			Financial Operations(2)
in ARS Million	3M 17	3M 16	YoY Var	3M17	3M16	YoY Var
Revenues	0.8	1.2	-32.0%	0.2	0.0	603.6%
Operating income	-13.3	146.4	-109.1%	-0.2	-0.1	55.1%
Depreciation and Amortization	0.2	0.0	0.0%	0.0	0.0	0.0%
EBITDA	-13.1	146.5	-108.9%	-0.2	-0.1	55.1%

(1)
Includes Torres Rosario Project (Condominios del Alto I).

(2)
20% interest held in Tarshop, residual business of Apsamedia and Avenida Inc.

EBITDA from the Sales and Developments segment decreased 108.9% during the first three months of 2017, mainly due to the partial sale of 5,963 square meters in the Intercontinental Plaza building made during the first quarter of 2016, for ARS 155.9 million.

V. CAPEX 2017

[Missing Graphic Reference]
[Missing Graphic Reference]

Developments		Acquisitions + Developments
Greenfields	Expansions
Polo Dot (First Stage)	Alto Palermo	[Missing Graphic Reference] Catalinas

Beginning of works	FY2017	FY2017	FY2017
Estimated opening date	FY2019	FY2018	FY2020
GLA (sqm)	31,635	3,884	16,012
% held by IRSA Propiedades Comerciales	80%	100%	45%
Investment amount at 100% (USD million)	54	28.5	101
Work progress (%)	0%	0%	0%
Estimated stabilized EBITDA (USD million)	USD 8-10	USD 6-8	USD 6-8

Alto Palermo Expansion

The expansion project of Alto Palermo shopping center will add a gross leaseable area of approximately 4,000 square meters to the shopping center with the highest sales per square meter and consists in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Demolition started during the first quarter of FY2017, and construction works are estimated to take between 18 and 24 months.

First Stage of Polo Dot

The project called “Polo Dot”, located in the commercial complex adjacent to our Dot Baires shopping center, has experienced significant growth since our first investments in the area. The total project will consist in 3 office buildings (one of them could include a hotel) in land reserves owned by the Company and the expansion of the shopping center by approximately 15,000 square meters of gross leaseable area. At a first stage, we will develop an 11-floor office building with an area of approximately 30,000 square meters on an existing building, in respect of which we have already executed a lease agreement for approximately half the footage, before starting the works. The demolition stage started in the first quarter of FY2017, and has reached 30% degree of progress, and construction works are estimated to last between 18 and 24 months before the building is operational. The second stage of the project will include two office/hotel buildings that will add 38,400 square meters of gross leaseable area to the complex. We have seen a significant demand for Premium office spaces in this new commercial hotspot, and we are confident that we will be able to open these buildings with attractive rent levels and full occupancy.

Catalinas Building

In the last quarter of the year, we acquired from our controlling company IRSA Inversiones y Representaciones S.A. (“IRSA”) 16,012 square meters consisting of 14 floors and 142 parking spaces in the building to be built in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. The building to be constructed will have 35,468 square meters of gross leaseable area in 30 office floors and 316 parking spaces. Construction is scheduled to begin towards the end of the current calendar year and will take about 3 years.

VI. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the Company’s total income by segment with its consolidated Income Statement. The difference lies in the presence of joint ventures included in the Segment Income Statement but not in the Income Statement.

For the three-month period ended September 30, 2016
(stated in ARS million)

Item	Income by Segment	Expenses and Collective Promotion Fund Adjustment	Joint ventures (1)	Inter-segment eliminations	Income statement
Revenues	775,745	340,056	-7,322	-	1,108,479
Costs	-137,842	-346,691	3,640	-	-480,893
Gross Profit	637,903	-6,635	-3,682	-	627,586
Income from sale of properties	-	-	-	-	-
General and administrative expenses	-64,279	-	110	-	-64,169
Selling expenses	-59,902	-	695	-	-59,207
Other operating results, net	-3,683	-	-337	-	-4,020
Operating income	510,039	-6,635	-3,214	-	500,190

(1) Includes operating results from La Ribera Shopping and San Martín Plot (50%).

VII. Consolidated Financial Debt

As of September 30, 2016, IRSA Propiedades Comerciales S.A. had a net debt of USD 194.8 million. Below is a detail of IRSA Propiedades Comerciales S.A.’s debt:

Description	Currency	Amount (US$ MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	2.2	Floating	< 360 d
IRSA CP Non-Convertible Notes Series I	ARS	26.6	26,5% / Badlar + 400 bps	May-17
IRSA CP Non-Convertible Notes Series II	USD	360.0	8.75%	Mar-23
Other loans	ARS	0.5	-	-
IRSA CP’s Total Debt		389.3
Cash & Cash Equivalents + Investments (2)		194.8
Consolidated Net Debt		194.5
(1)Principal amount at an exchange rate of ARS 15.31, without considering accrued interest or eliminations of balances with subsidiaries.
(2)Includes Cash and cash equivalents, Investments in Current Financial Assets + a loan from our controlling company IRSA Inversiones y Representaciones S.A.

VIII. Dividends

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is only valid if they result from realized and net earnings of the Company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

Pursuant to Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

·
5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

·
a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and

·
additional amounts are allocated to the payment of dividends, optional reserve, or to set up reserves for any other purpose as determined by our shareholders.

The following table illustrates the ratio between the amounts paid as dividends and the total amount paid as dividends on each fully paid-in common share for the fiscal years mentioned.

Year	Cash dividends	Stock dividends	Total per share
	(ARS)		(ARS)
2005	14,686,488	-	0.0188
2006	29,000,000	-	0.0372
2007	47,000,000	-	0.0601
2008	55,721,393	-	0.0712
2009	60,237,864	-	0.0770
2010	56,000,000	-	0.0716
2011	243,824,500	-	0.1936
2012	294,054,600	-	0.2334
2013	306,500,000	-	0.2432
2014	407,522,074	-	0.3234
2015	437,193,000	-	0.3469
2016	283,580,353		0.2250

IX. Material and Subsequent Events

July 2016: Acquisition of additional indirect equity interest in La Rural S.A.

IRSA Propiedades Comerciales acquired from FEG Entretenimientos S.A. 25% of the capital stock in Entertainment Holdings S.A. (“EHSA”), a company in which it already held a 50% equity interest, and from Mr. Marcelo Figoli, 1.25% of the capital stock in Entretenimiento Universal S.A. (“ENUSA”). The purchase transaction amount was fixed at ARS 66.5 million, 50% of which has been already paid, whereas the balance is payable in two equal amounts within 60 and 90 days.

Moreover, the Company sold 5% of the capital stock in EHSA to Mr. Diego Finkelstein, who already held a 25% equity interest in this company. The agreed sales price was ARS 13.45 million, 50% of which has been already collected, whereas the balance will be collected in two equal amounts within 60 and 90 days.

Consequently, the Company is now holder of 70% of the stock capital and voting rights in EHSA and Mr. Diego Finkelstein holds the remaining 30%.

EHSA directly and indirectly owns 100% of the shares in OGDEN Argentina S.A. (“OASA”) and 95% of the shares in ENUSA.

OASA owns 50% of the shares and voting rights in La Rural S.A. (“LRSA”), a company that has the usufruct for the commercial operation of the emblematic “Predio Ferial de Palermo” (Palermo exhibition center) in the City of Buenos Aires, in which Sociedad Rural Argentina (“SRA”) owns the remaining 50%.

In turn, OASA is in charge of the management of LRSA through agreements executed with SRA which include the right to appoint the chairman –who has a casting vote on certain matters- and the general manager.

Moreover, ENUSA is mainly engaged in organizing certain shows in the exhibition center.

July 2016: Sale of functional units in the Intercontinental Plaza building

On July 29, 2016, IRSA Propiedades Comerciales executed a preliminary agreement with an unrelated party for the sale 1,702 square meters consisting of two office floors and 16 parking units in the Intercontinental Plaza building. The total price of the transaction was fixed in US$ 6,0 million, US$ 4,4 million of which have been paid, whereas the balance of US$ 1,6 million is payable upon the execution of the deed of conveyance and surrender of possession, which is scheduled for December 2016, as provided in the preliminary sale agreement.

October 2016: General Ordinary and Extraordinary Shareholders’ Meeting

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October 31, 2016, at 12:00 noon, at Bolívar 108, 1st Floor, City of Buenos Aires, the following matters, inter alia, were dealt with:

·
Payment of a cash dividend for up to [ARS 460 million]
·
Updating of Report on Shared Services Agreement
·
Treatment of amounts paid as personal assets tax levied on the shareholders.
·
Renewal of delegation of powers conferred to the Board of Directors in order to determine the issue date and currency and further terms and conditions governing the issue of notes under the US$500,000,000 global note program currently in effect, as approved by the shareholders’ meetings dated October 31, 2011 and March 26, 2015 and its increase by an additional amount of US$100,000,000 as approved by the shareholders’ meeting dated October 30, 2015.
·
Grant of indemnities to the Directors, Statutory Auditors and Managers who perform or have performed duties for the Company accessorily to the D&O policies.
·
Amendment to section eleven of the by-laws regarding the renewal of the Board of Directors by thirds.

November 2016: Announcement of payment of cash dividend

At the Board meeting held on November 3, 2016, it was resolved to make available to the shareholders, as from November 17, 2016, a cash dividend of ARS 460,000,000 (Argentine legal tender) equivalent to 365.038658054% of the Stock Capital, i.e., an amount per share (ARS 0.10 par value) of $0.365038658054 and an amount per ADR (Argentine Pesos per ADR) of $14.6015463222 to be charged against the fiscal year ended June 30, 2016, payable to all the shareholders recorded as such as of November 16, 2016, according to the register kept by Caja de Valores S.A.

X. Summary Comparative Consolidated Balance Sheet

	09.30.2016	09.30.2015	09.30.2014
Non-current assets	5,142,509	4,841,897	2,278,470
Current assets	4,308,378	2,137,282	1,313,622
Total	9,450,887	6,979,179	3,592,092
Non-current Liabilities	6,012,599	4,279,998	1,364,004
Current Liabilities	1,650,007	1,449,526	1,065,964
Subtotal	7,662,606	5,729,524	2,429,968
Minority Interest	218,068	188,340	200,965
Shareholders’ Equity	1,788,281	1,249,655	1,162,124
Total	9,450,887	6,979,179	3,592,092

XI. Summary Comparative Consolidated Income Statement

	09.30.2016	09.30.2015	09.30.2014
Operating income	500,191	546,446	290,690
Results from interests in associates and joint ventures	16,056	-2,642	23,256
Income before financial results and income tax	516,247	543,804	313,946
Financial income	71,609	34,421	29,537
Financial costs	-290,686	-244,656	-110,673
Other financial results	-83,495	-160,938	-5,830
Financial results, net	-302,572	-371,173	-86,966
Income before income tax	213,675	172,631	226,980
Income tax expense	-116,064	-61,499	-70,722
Net income	97,611	111,132	156,258
Total comprehensive net income	97,611	111,132	156,258

Attributable to:
Controlling company’s shareholders	78,882	103,002	147,672
Non-controlling interest	18,729	8,130	8,586

XII. Summary Comparative Consolidated Cash Flow

	09.30.2016	09.30.2015	09.30.2014
Net cash generated by operating activities	594,142	374,444	261,280
Net cash used in investing activities	-207,674	-349,968	26,313
Net cash (used in) / generated by financing activities	-318,723	252,576	-202,527
Net increase / (decrease) in cash and cash equivalents	67,745	272,052	85,066

XIII.
Comparative Ratios

	09.30.2016		09.30.2015		09.30.2014
Liquidity
Current Assets	4,308,378	= 2.61	2,137,282	= 1.47	1,313,622	= 1.23
Current Liabilities	1,650,007		1,449,526			1,065,964

Indebtedness
Total Liabilities	7,662,606	= 4.28	5,729,524	= 4.58	2,429,968	= 2.09
Shareholders’ Equity	1,788,281		1,249,655			1,162,124

Solvency
Shareholders’ Equity	1,570,213	= 0.20	1,061,315	= 0.19	961,159	= 0.40
Total Liabilities	7,662,606		5,729,524			2,429,968

Capital Assets
Non-current Assets	4,308,378	= 0.46	2,137,282	= 0.31	1,313,622	= 0.37
Total Assets	9,450,887		6,979,179			3,592,092

XIV. Brief comment on prospects for the next quarter

IRSA Propiedades Comerciales S.A. continues to record growth in both its shopping center and Premium office businesses. Although our tenants’ sales decelerated during the first quarter of 2017 as compared to the previous fiscal year, occupancy remains significantly high and the public keeps choosing each of our proposals; besides, top-notch domestic and international corporations select our spaces for their installing their offices.

We will remain active during the year by promoting marketing actions, events and promotions in our shopping centers, which have proved to be highly effective in terms of sales and have been eagerly endorsed by the public. Moreover, we plan to optimize even further the performance of our current shopping centers through improvements that result in taking better advantage of the leaseable square meters and creating higher functionality and appeal for the benefit of consumers, retailers and tenants alike. Along these lines, at the beginning of fiscal year 2017 we launched a project for expanding our Alto Palermo shopping center, which is strategically located in the heart of the city and generates the highest sales per square meter in our portfolio. The project, that consists in moving the food court to a third level, will add approximately 4,000 square meters of gross leaseable area to the shopping center; demolition works have already started, and construction works are expected to last between 18 and 24 months.

Offices continue to exhibit sound rental prices in USD per sqm and a 100% portfolio occupancy rate.

We have recently launched an office building project in the commercial complex adjacent to our Dot Baires shopping center. The project, known as “Polo Dot”, will include, in a first stage, the development of a 11-floor, 30,000-square meter office building in a property owned by the company. The demolition stage started during the first quarter of fiscal year 2017 and has reached 30% of progress, and construction works are expected to last between 18 and 24 months before the building becomes operational. We have had a large demand for Premium office spaces in this emerging new commercial hotspot, and we hope to secure high occupancy at this building upon completion of construction works.

We are optimistic about the opportunities that may arise in Argentina in 2017. We have a large reserve of lands for future shopping center and office development projects in an industry scenario with high growth potential.

We hope that throughout fiscal year 2017, IRSA Propiedades Comerciales will continue to consolidate as the leading commercial real estate company in Argentina, adding new properties and footage to its current portfolio, new leading brands and different formats to keep growing in Argentina, by offering the best commercial proposals to our visitors and top-quality spaces to our lessees. Given our financial position, experience in seizing market opportunities and franchise for accessing the capital markets, we remain confident in the growth and consolidation of our portfolio.